Here Today

BUSINESS PLAN
August 2020

CONFIDENTIAL

*These are forward-looking figures that cannot be guaranteed.

TABLE OF CONTENTS

*These are forward-looking figures that cannot be guaranteed.

EXECUTIVE SUMMARY

THE COMPANY & CREATORS

Here Today is a boutique brewery and restaurant scheduled to open in Summer 2021 on the Seattle waterfront. Seattle drinkers are familiar with the work of Chris and Anu Elford, founders of their nationally recognized and award-winning bar group consisting of No Anchor, Rob Roy, Vinnie's, and Navy Strength. Here Today, while a separate entity from the aforementioned businesses, represents the journey of these individuals from curators of beer, wine, and cocktails, to creators of a product all their own. To accomplish this, they have joined forces with two of the best in the business.

MARKET OPPORTUNITY

While the craft beer and hospitality industries in Seattle have been robust in the last decade, opportunities for growth and development still abound, especially in the current changing landscape. We were fortunate to be able to rework and adjust our business plan to remain confident that Here Today will be successful for many years to come. Despite Washington offering an advantageous legal ecosystem for breweries (as of 2017, the state has the third highest number of breweries in the country)[1], the culture of the beer scene here 1 lags behind thriving areas like Portland, San Diego, New York, Chicago, and Austin. Recently, breweries such as Holy Mountain, Mirage, and Cloudburst have begun to push the envelope in terms of innovative beer, but by and large the beer culture in Seattle still remains underdeveloped. Here Today will check two important boxes, serving as both a destination brewery—making beer in tune with and ahead of the current zeitgeist—as well as many Seattleites' "local," featuring familiar styles and delicious food.

CAPITAL REQUIREMENTS & INVESTMENT RETURN

Here Today seeks approximately $1.3M in startup capital--funds will be sufficient to acquire equipment, build out the space, and maintain solvency during the first nine to twelve months of production even if revenue fails to meet expectations
Production will begin in Spring 2021 and is projected to generate $1.43M in gross revenue resulting in approximately $350K in net profits within the first year (June-Dec). Investments are anticipated to be realized within the third year of business, as we expect to reach breakeven over the first 36 months with total sales of approximately $5.8 million.

[1] Brewers Association, State Statistics, 2018

*These are forward-looking figures that cannot be guaranteed.

Part I: Business Overview

THE COMPANY

Here Today makes high-quality, hand-crafted beer that is inspired by the electric natural energy of the Seattle waterfront. Between skilled renditions of classic styles and imaginative hybrid beverages that take beer in new directions, Here Today seeks to create wholly new and unique drinking experiences for consumers interested in fine beverages. Owners Anu and Chris have made careers out of creating wild and compelling flavor combinations in their bars, and this playful style translates well to beer. Additionally the bar will have a robust draft cocktail program to expeditiously serve craft drinks. Here Today has positioned itself as a brand of versatility and creativity by brewing beers in many classic and contemporary styles using sustainably-sourced, locally farmed and foraged Washington ingredients. It contributes to the ongoing craft beer renaissance by establishing an exciting new boutique beer portfolio of small batch, singular beers to be sold directly to consumers in-house, as well as to a healthy number of bar & restaurant accounts (including our own), and out the door to guests looking to take the last drinks of the night to the comfort of home.

Though Here Today primarily focuses on the direct-to-consumer sale of beer, Here Today also operates as a world class restaurant with a full service bar. Anu and Chris utilize their team to create a memorable waterfront restaurant serving lunch and dinner in an elevated, fast-casual setting with a focus on local and sustainable food, cocktails, and natural wine, in addition to Here Today's beer. This diversifies our revenue streams and brings non-beer drinkers in for a visit.

THE SPACE

We are signing a ten year lease with one five year option at 10 Clay Street, Seattle, WA—a 3,050 square-foot space with immense potential within the new wing of the historical "Old Spaghetti Factory" building. This location is already properly zoned for our concept, and our construction plans benefit from the increased efficiency of being in a new build. Walking into Here Today, visitors will experience a spacious, modern-tropical atmosphere with contemporary design aspects—capable of hosting over 100 guests. The decor will include elements such as hanging plants, pops of neon, and soft lighting reminiscent of sunset over the water. The open floor plan allows guests to see into the kitchen as well as the brewhouse. One of the biggest draws of this space is the rent-free inclusion of a 44-seat patio along the waterfront-facing side of the business. With an unobstructed view of the piers, we expect the patio to nearly double our business during the tourist-heavy summer months.

OUT IN THE WORLD

Here Today produces a modest volume of 700-1200 barrels of beer per year (1 U.S. barrel equals 31 U.S. gallons). Beer production primarily consists of stainless-steel fermented beers to be served fresh in the tap room, and includes a small volume of beer to go in the form of on-demand packaged "crowlers" (large format aluminum cans) and traditional canned beer. Here Today's beer portfolio does not see significant distribution, but beyond the small volume allocated to 20-30 restaurant accounts, we will be able to pour an even smaller volume at quarterly food & drink festivals.

*These are forward-looking figures that cannot be guaranteed.

THE FOUNDERS

Chris Elford has been in the hospitality industry since his youth, but it wasn't until moving to NYC in 2010 that he came alive and fell in love with food and beverage. It was there that he worked at a production distillery, Kings County Distillery, and helped open legendary cocktail bar Amor Y Amargo. Following these successes, he was handed the keys to his first bar consulting project, creating elite beer bar Proletariat for DeRossi Global, an award winning watering hole still hugely influential to this day. Later that year he opened Saison in Richmond, VA to critical acclaim before heading to Seattle the following year, where he began rising to national prominence. After cutting his teeth at cocktail bar Canon (#6 on the World 50 Best Bars list that year) he opened No Anchor and Navy Strength with his wife Anu. His highest achievements were realized here, with No Anchor receiving James Beard nominations for both bar (2017) and kitchen (2019), and Navy Strength taking home top honors as the Best New American Cocktail Bar at the 2018 Spirited Awards. As a maker of cocktails he has "guest-bartended" and taught seminars all over the world--Brazil, Berlin, Tijuana, Toronto, Copenhagen, LA, the list goes on. Chris is a Certified Cicerone beer expert and a graduate of the Beverage Alcohol Resource program in NYC. *At Here Today, Chris will act as CEO and run front of house programming: maintaining our list of cocktails, and spirits, as well as acting as a brand ambassador for the beers at home and abroad.*

Anu Elford is an internationally-known cocktail bartender and owner of Rob Roy in Seattle, who has appeared on Jimmy Kimmel Live and Anthony Bourdain. Her program there has been lauded as one of the best in the country by many including GQ and Esquire. A gifted teacher, Anu teaches seminars at cocktail festivals on subjects ranging from maintaining an ice program to understanding the business side of the bar, and has appeared as a guest bartender in more than twenty bars across the country from New York to San Francisco. In 2016 she was also inducted into the Dame Hall of Fame, a New Orleans institution that recognizes great women shaping cocktails around the world. *At Here Today, Anu will have a passive role but will assist in company direction and onboarding of our human resources systems.*

Dave Riddile had planned to live out his life teaching music at a university, but after completing his Masters degree and subsequent years teaching, his passion for food and drink developed into a multi-faceted career in breweries and restaurants. In his hometown of Fort Worth, TX, he began his brewing industry career at The Collective Brewing Project, where he eventually assumed the role as Director of Sales and Marketing. During his time with Collective he managed front of house operations, was the primary driver of their brand direction, and managed a large portfolio of products. A major facet of Dave's role at Collective was building relationships across the country that allowed their beers to be showcased alongside America's best brewers at events and festivals. Dave is an accomplished photographer and writer who regularly contributes to Good Beer Hunting, an industry leading publication covering news and culture within the brewing world, where he has also worked on their branding/design studio team helping breweries across the country with their marketing and branding needs. He currently serves as the General Manager of Chris and Anu's 2x James Beard Nominated bar, No Anchor. *At Here Today, Dave will be a partner with a focus on Branding, Marketing, and Sales, along with managing the brewpub's operations. He'll also get on the road when the need arises and espouse the good beer and name of Here Today.*

Mario Cortes started his career working his way up in warehousing management for Costco, before getting his first production brewery experience in the large scale operations of Karbach and Harpoon Brewery. Since then he has developed into a creative and forward thinking brewer, knowledgeable in all

*These are forward-looking figures that cannot be guaranteed.

aspects of running a world class brewery: wort production, cellaring, cleaning and sanitation, packaging, distribution, sales, front of house, financial, managerial, and warehouse operations. He has worked all manner of positions including head brewer of Woods Beer & Wine in San Francisco. *At Here Today, Mario will be a partner in the position of Head Brewer, operating the every day functionality of the brewing, packaging, and cellaring process.*

IDENTITY & PHILOSOPHY

As a brand, Here Today represents the chance encounter, the fleeting feeling, the moment when one soul engages with another—another person, or another place. It reminds us that we exist in the now, and that we can only ever truly be present in the moment in front of us. The brand name serves as an imperative—a reminder to be present and to wholly engage with the world and the people around you. With all the distracting stimuli inundating our awareness in this age of information, the least we can do for one another is to be completely present and intent on the engagement at hand. *What can we do now to be better to one another and to ourselves?* W*hat can we do in the present to make the world a better place?*

Here Today suggests that we live with presence and absorb each nuance of every moment we experience so we may live our fullest lives. Here Today seeks to catalog the simple pleasures—to interpret the smells, tastes, and feelings of places and people. Here Today believes that by using honest, hand-crafted and hand-tended ingredients, the texture of memories can be recreated and shared, allowing us as humans to truly connect, moving us toward greater resonance with each other and with the planet.

MISSION & VISION

In addition to carrying a strong brand identity, Here Today will establish it's creative reputation by constantly innovating new beers in addition to its core portfolio. As it grows, the brewery will push forward along two fronts: increasing production to maintain a steady number of accounts to pour our kegs, and establishing ourselves as a destination for fermentation enthusiasts along the Seattle waterfront.
Here Today's mission is to reconcile the old world tradition of resource-focused brewing with contemporary means of communication and experience-sharing. We exist in a world of immense richness and diversity of experience—how can we effectively communicate our individual interpretations of the world to one another? Here Today believes that by thoughtfully utilizing the infinite palette of ingredients available to us in the modern world, our beer has the potential to recreate memories and experiences through an incredible tapestry of color, aroma, flavor, and texture.

Given the small space and the intentionality of the onsite guest experience, Here Today plans to increase the volume of beer produced in a responsible and measured way. We plan to produce a limited volume of beer to service our clientele and share with fans at select retail accounts through focused distribution. This serves as a boon rather than a bottleneck, as we can ensure that the quality of the beers remains high and that the integrity and sustainability of the ingredients and process is maintained through the final product. This guarded approach ensures the returns of a "cult" brewery without gambling on a capital-intensive expansion.

In addition to beer, Here Today will feature a selection of approachable, high-end craft cocktails served on draft. These cocktails will offer something for everyone, enabling us to serve beverage enthusiasts who cannot (or simply do not) enjoy beer. We will also explore house made hard seltzers, which have a quick turnaround and are a sought after beverage category. Our wine program will feature a selection of special natural wines from the region, which are as delicious as they are sustainable for the environment. The wine program will not be a mere afterthought—by leveraging our connections with trendsetting winemakers we'll create a list that serves as yet another draw to Here Today.

The food menu will be curated by the immensely talented Cam Hanin. For both lunch and dinner service, Cam will be running our small but ambitious kitchen, serving approachable food with creative ingredients. In short, we will more than satisfy the curious tourist as well as those who work and live in the neighborhood, a neighborhood which currently has few dining options nearby. Cam was our number one choice and we are excited to have him not only write the menu but also implement his cutting edge costing and labor systems.

A huge part of the Here Today ethos is caring for our world by putting energy and resources into leaving things better than we found them—both ecologically and culturally. We aim to think creatively and act responsibly to build our vision and improve the well-being of our community. Sustainability is known industry-wide to be a major tenet of the bars run by Anu and Chris, and Here Today will filter decisions through the lens of environmental consciousness even when it is difficult. We are right across the street from one of the most precious ecosystems in the world, and we intend to be leaders in maintaining it through our environmental integrity.

Part II: Market Analysis

CRAFT BEER INDUSTRY

Here Today's model is centered around the direct-to-consumer sale of beer, with sales of kegs and packaged beer to accounts a necessary marketing tool that will drive some additional sales. Consumer demand for on-premise beverages provides us the maximum margin on manufactured product. Rather than selling a keg to an account for $150, we'll be able to sell that same keg pint by pint in the tap room for a total of $650. This model also allows us to offer the complete hospitality experience we seek to deliver to our clientele. Here Today will build loyalty through hospitality, and generate continuously renewed customer interest through our eclectic beverage selection and special beer releases. We will regularly put out new batches of exciting and inventive specialty beer. These releases give people another reason to frequent the location, driven by the inventive beer-making ethos of our brand. Creating a portfolio of small volume, single batch offerings with highly-allocated distribution will safeguard the brand from losing value.

The beer scene in Washington has grown tremendously over the last decade. In 2009, during the last recession, there were only 93 operating breweries in the state.[2] Today, there are over 420 breweries in 2 Washington State. Small breweries have been particularly successful in the state—of those 420 breweries, 91% (382 breweries) produce less than 2,000 barrels of beer each year.[3]

Currently, 67% of beer sold in the state is distributed through third party distributors. An additional 13% is self-distributed, primarily by small breweries. The remaining 20% of beer is sold through onsite brewery taprooms—in other words, one of every five dollars spent on beer in Washington goes towards a pint or a growler purchased directly from a brewery. [4]

Beer festivals are also quite popular here, with over 37,000 people attending beer festivals each year in Seattle alone.[5] We intend to leverage local festivals to increase our visibility and cultivate additional loyal Seattle customers.

[2] Washington Beer Economic Impact Report, March 2019, p.20
[3] Ibid. p.23
[4] Ibid. p.17
[5] Ibid. p.19

LOCATION: SEATTLE, WASHINGTON

Population Growth - Seattle is the fastest growing major city of the decade. Since 2010, Seattle has added 114,000 residents, an 18.7 percent growth rate as of 2017.[6] The presence of large tech firms such as Amazon and Microsoft and a renowned natural beauty make this city one people are still flocking to by the thousands. While this growth rate has slowed due to the increased need for remote working in 2020, even at a modest growth rate the future looks bright for the Seattle waterfront.[7]

Nearby Attractions and City Development - Many of Seattle's most popular attractions are within minutes of Here Today, including the Seattle Aquarium, the Great Wheel, Pike Place Market, Myrtle Edwards Park, Olympic Sculpture Park, and more. Seattle is in the midst of reclaiming its waterfront as the city's front yard. The city is currently finishing replacement of the seawall and will demolish the Alaskan Way Viaduct within the next year. The city then plans to invest over $700 million to create parks and multi-use trails with the objective to create a "waterfront for all" - a vision that champions sustainability, usability, and a mission to celebrate Seattle's past, present, and future. All construction is scheduled to be completed by 2024.

CRUISE SHIPS

Here Today will be blocks away from the #1 west coast cruise port, featuring three—and soon to be four—cruise ship terminals, bringing hungry and thirsty tourists to our front door in the spring and summer. While this industry will be among those most impacted by the coronavirus pandemic, people will eventually start traveling and going on cruises again. With over 214 vessel calls, these terminals bring over 1.3 million visitors over the course of the summer, a number that will increase when the new terminal is added. The local business impact is enormous—the cruise ships bring in over $900M in local revenue, according to the Port of Seattle commission.[8] Many of these visitors are looking for memorable experiences along the waterfront, and given the current lack of authentic local businesses in the area, we are poised to be the place to go in 2021 and beyond.

ELEVATED BEVERAGE HOSPITALITY

While quality in food and beverage has been on the rise recently, many breweries (and bars and restaurants too) miss the mark when it comes to hospitality. A key point we will impress upon our service staff is that weeks or months after a visit, your guests aren't likely to remember exactly what they ate or drank, but they will remember how you made them feel. We deliver excellence in the quality beer that we brew and the delicious food, wine, and cocktails that we offer, but at the end of the day, the thing that will make people come back, recommend us to friends, and drive repeat business is hospitality—that feeling of warmth and welcome that meets each guest and makes them feel special. And as we all know, that costs nothing extra.

MARKET DEMOGRAPHICS - TARGET CONSUMER

Here Today's "target consumer" does not exist within a distinct demographic. The individual who enjoys these beers could be any sex, gender, nationality, ethnicity, age (21+), or socioeconomic status. Food

6 Seattle Times, May 2018

7 Seattle K5 News, January 2019

8 Port Seattle Cruise Fact Sheet 2018

*These are forward-looking figures that cannot be guaranteed.

and beverage naturally bring people together—Here Today will exist as a place of respect and inclusivity. We simply hope that anyone who walks through our door leaves feeling like they belonged there.
Here Today aims to attract locals and visitors who are interested in enjoying high quality, interesting food and beverages in a comfortable space. Our beers are balanced and drinkable—succinct and easy to be around. We make beer for people who seek quality as well as novelty; who appreciate conscious handcraft over thoughtless volume. Here Today makes beer for foodies and beverage geeks, for people that love subtlety and complexity in flavor. We also make beer for folks who just wandered in from the waterfront looking for a cold pint. Though our beer is thoughtfully made, it is not pretentious or unapproachable. Beyond beer, Here Today curates an exciting, holistic beverage selection of wine, cider, cocktails, and non-alcoholic drinks. This approach to beverage curation will appeal to many patrons, especially those who may not have yet discovered a love for beer. Additionally, many millennials and younger individuals do not exhibit strong category loyalty and will drink many different beverages in one sitting if they are available —a consumer trend we will have no problem satisfying.[9]

Given the dearth of thoughtful restaurants in our area, we hope to create a food menu that is as attractive as our beverage list. Here Today will become a popular lunch spot for tourists as well as professionals in the area—a place where they can find fresh and delicious food in an energizing space. Our menu will feature a few staple items, but will also incorporate locally-sourced seasonal ingredients that change regularly, encouraging return visits from our local patrons.

EXISTING COMPETITION

Within a half mile of our location, there are several popular breweries, including our friends at Holy Mountain Brewing in Interbay and at Cloudburst Brewing on the edge of the Pike Market. The beer world is still extremely collaborative and supportive to new entrants, and we are good friends with the owners and brewers of these companies. In addition to these two, Pike Brewing and Old Stove Brewing are within half a mile from our location and remain very popular. These both produce beer of some quality and are popular destinations for locals and tourists in the Pike Market.

The first way we distinguish ourselves from our competition is by the style of beers that we produce. At Here Today, we make many different styles of beer inspired by both old and new world traditions of beer-making. In the summer, in addition to popular American styles such as both New England and West Coast IPAs, we make lagers as well as some of the more overlooked English styles, such as dark mild and bitters; and historic styles like *gruit* (unhopped spiced beer,) *grodziskie* (a low alcohol lightly smoked wheat beer,) and *gose* (lightly tart and salty german ale.) In the winter expect darker malted lagers like *Munich dunkel* and *Vienna lager,* and craveable ales like Imperial Oatmeal Stouts. We approach brewing with an appreciation for old world technique and history, as well as new world innovation and excitement. We take a culinary approach to recipe design by incorporating locally sourced and/or foraged ingredients, utilizing Chris & Anu's knack for taming wild ingredients as they do at Navy Strength.

The second way we set ourselves apart is by offering thoughtful but tourist-friendly food. Many breweries do not have the means to offer a food menu, whether it be because of a lack of experience in operating a kitchen, being located in a location without foot traffic, or a lack of interest in spreading their focus. Chef Cam Hanin (of Seattle's Ma'Ono and Guerilla Pizza Kitchen) is creating our menu and launching our kitchen systems, and his food is some of the most delicious yet approachable in the city. Furthermore,

[9] Beer Business Daily, 04/02/2019

our brewing team can collaborate with the kitchen, producing excellent beer and food pairings for our guests.

Third, our location and space add immense value to our brewery. While there are other breweries in the vicinity, few operate on the waterfront. By locating in such a high-traffic and visible location, we will enjoy foot traffic and provide a beacon, a meet-up point, and a place to pass the time. Beyond the physical location, the space itself stands out. Our thoughtfully designed ambiance and atmosphere creates a cozy space with a soft, hazy neon glow and large bay windows looking out onto the waterfront.

There are very few exciting bars and restaurants along the waterfront, despite both the tourism and number of Seattlites who reside along this stretch. The old classics along the waterfront—Anthony's, Aqua by El Gaucho, Restaurant Six-Seven, and Paddy Coynes, to name a few—certainly appeal to tourists, but many locals complain about the lack of access to a more independent mom and pop feeling restaurant. We are designing our menu to hit a price point that is reasonable for lunch or dinner (under $20/pp), while maintaining a high level of quality.

With the upcoming revitalization of the waterfront, we anticipate that other restaurants and bars will likely open in the neighborhood to capitalize on this high-traffic area. However, we believe that our unique model combining a brewpub with world class beers and excellent food with a thoughtfully designed wine and cocktail program will set us apart from any new entrants to the area.

Part III: Marketing Strategy

BRAND DEVELOPMENT .

Here Today works with local businesses sharing similar identities and philosophies to expand our reach. We participate in tasting and pairing events and festivals to allow fans and customers the opportunity to meet and interact with the makers. Part of the allure of the Here Today brand is the potential of developing rapport with the makers themselves. As part of our mission to elevate the status of beer as a whole, Here Today partners with wineries, cideries, and distilleries to host events at well-established restaurants and retail accounts both at home and abroad.

In addition to in-person experiences, we also create detailed written material describing the beers' sensory profiles and production processes to further enhance the customer experience. These stories add to the experiential nature of the beers and allow us to engage our customers with the Here Today portfolio in a unique way. Intimate tasting events with the founders also help Here Today reinforce a reputation of being personable, accessible, and knowledgeable, further solidifying it as a respected name in the industry.

MARKETING STRATEGY

Here Today's marketing strategy uses professionalism, persistence, and creativity to achieve maximum brand recognition. Due to the boutique nature of the brand, we will not initially utilize internet, print, or radio advertising outside of potential KEXP underwriting. The brand will rely on grassroots marketing tactics and the visibility and reputation of the founders to gain acclaim at little cost.
Local marketing consists of using social media, leveraging relationships with local food and beverage press contacts, and creating an appealing visual footprint along the waterfront. We also cater to the workforce in the area, including the 3,000+ employees a block away at Zulily.

Our brewery merchandise program has been designed to stay in front of style trends, utilizing a combination of existing brand assets and one-off creative items from local artists and designers. We will be utilizing this curated merch approach to create a healthy separate revenue stream as well as to utilize a portion of sales for social causes we or our partner designers/artists wish to support financially. Through the creation of a Here Today Supporters Club, we will be issuing an annual Here Today soccer scarf at the beginning of the Seattle Sounders soccer season as well as a knit beanie (that's a toque for you canadians) at the outset of each season of Seattle's new NHL franchise, scheduled to go live in 2021.

Several craft beverage industry publications including Beer Advocate, Craft Beer and Brewing Magazine, Hop Culture, Brewbound, Imbibe Magazine, and Vinepair have all expressed interest in profiling Here Today's startup. These publications will help build excitement around the launch of the Here Today label, reinforcing the relationships consumers may already have with Here Today's founders while inspiring newcomers to see what we're all about. A series of stories in these major industry publications will give Here Today great publicity both prior to and immediately following its debut.

*These are forward-looking figures that cannot be guaranteed.

HERE TODAY BREWERY

1050 N. 38th St.
Seattle, WA 98103
PH: 206.675.9151
www.shksarchitects.com

ABBREVIATIONS

&	AND
L	ANGLE
@	AT
	DIAMETER
#	POUND OR NUMBER
(E)	EXISTING
CL	CENTERLINE
PL	PROPERTY LINE
A.B.	ANCHOR BOLT
ABV	ABOVE
AC	AIR CONDITIONING
ACP	ACOUSTIC CEILING PANEL
ACU	AIR CONDITION UNIT
ADJ	ADJUSTABLE
AFF	ABOVE FINISHED FLOOR
ALT	ALTERNATE
ALUM	ALUMINUM
APPROX	APPROXIMATELY
ARCH	ARCHITECT, ARCHITECTURAL
BLDG	BUILDING
BLW	BELOW
BM	BEAM
B.O.	BOTTOM OF
BRS	BACKER ROD & SEALANT
CB	CATCH BASIN
CBB	CEMENT BACKER BOARD
CEM	CEMENT
CJ	CONTROL JOINT
CL	CENTERLINE
CLG	CEILING
CLR	CLEAR
CO	CLEAN OUT
COL	COLUMN
CONC	CONCRETE
COND	CONDITION
CONT	CONTINUOUS
CPT	CARPET
CT	CERAMIC TILE
CTR	CENTER
DBL	DOUBLE
DEMO	DEMOLISH
DF	DRINKING FOUNTAIN
DIA	DIAMETER
DIFF	DIFFUSER
DIM	DIMENSION
DISP	DISPENSER
DN	DOWN
DR	DOOR
DS	DOWNSPOUT
DTL	DETAIL
DW	DISHWASHER
E	EAST
EA	EACH
ECS	EXTERIOR COMPOSITE SIDING
EF	EXHAUST FAN
EJ	EXPANSION JOINT
EL	ELEVATION
ELEC	ELECTRICAL
ELEV	ELEVATOR
EMERG	EMERGENCY
EQ	EQUAL
EXP	EXPANSION
FBP	FIBER BOARD PANEL
FD	FLOOR DRAIN
FE	FIRE EXTINGUISHER
FF	FINISH FLOOR
FH	FIRE HYDRANT
FIN	FINISH
FLR	FLOOR
F.O.	FACE OF
FOIC	FURNISHED BY OWNER, INSTALL BY CONTRACTOR
FOIO	FURNISHED BY OWNER INSTALL BY OWNER
FR	FIRE RESISTANT
FS	FLOOR SINK
FT	FEET
GA	GAUGE
GALV	GALVANIZED
GB	GRAB BAR
GC	GENERAL CONTRACTOR
GL	GLASS
GLB	GLU-LAM BEAM
GND	GROUND
GR	GRADE
GRT'D	GROUTED
GWB	GYPSUM WALL BOARD
HB	HOSE BIBB
HC	HANDICAP
HCMU	HOLLOW CLAY MASONRY UNIT
HDWD	HARDWOOD
HDWE	HARDWARE
HT	HEIGHT
HM	HOLLOW METAL
HR	HOUR
HORIZ	HORIZONTAL
I.D.	INSIDE DIAMETER
INSUL	INSULATION
INT	INTERIOR
JAN	JANITOR
JT	JOINT
KIT	KITCHEN
LAB	LABORATORY
LAM	LAMINATE
LAV	LAVATORY
LKR	LOCKER
LOC	LOCATE
LT	LIGHT
LVL	LAMINATED VENEER LUMBER
M	MEN'S
MATL	MATERIAL
MAX	MAXIMUM
MC	MEDICINE CABINET
MECH	MECHANICAL
MEMB	MEMBRANE
MFR	MANUFACTURER
MIN	MINIMUM
MIR	MIRROR
MISC	MISCELLANEOUS
MH	MANHOLE
MO	MASONRY OPENING
MTD	MOUNTED
MTL	METAL
MULL	MULLION
N	NORTH
NA	NOT APPLICABLE
NIC	NOT IN CONTRACT
NOM	NOMINAL
NTS	NOT TO SCALE
NR	NOT RATED
OA	OVERALL
OBS	OBSCURE
O.C.	ON CENTER
O.D.	OUTSIDE DIAMETER
OFF	OFFICE
OPNG	OPENING
OPP	OPPOSITE
PC	PRECAST CONCRETE
PL	PLATE
PLAS	PLASTER
PLY	PLYWOOD
P.LAM	PLASTIC LAMINATE
PNT	PAINT
POC	POINT OF CONNECTION
PR	PAIR
PSL	PARALLEL STRAND LUMBER
PT	PRESSURE TREATED
PTN	PARTITION
QT	QUARRY TILE
R or RAD	RADIUS
RB	RESILIENT BASE
RCP	REFLECTED CEILING PLAN
RD	ROOF DRAIN
REF	REFERENCE
REFR	REFRIGERATOR
REINF	REINFORCED
RELOC	RELOCATE
REQ'D	REQUIRED
RES	RESILIENT
RM	ROOM
RO	ROUGH OPENING
RV	ROOF VENT
RL	RAIN WATER LEADER
S	SOUTH
SA	SMOKE ALARM
SC	SOLID CORE
SCHED	SCHEDULE
SECT	SECTION
SG	SAFETY GLASS
SHT	SHEET
SIM	SIMILAR
SPEC	SPECIFICATION
SQ	SQUARE
S.S.	STAINLESS STEEL
STA	STATION
STD	STANDARD
STL	STEEL
STN	STAIN
STOR	STORAGE
STRUCT	STRUCTURE
SOG	SLAB ON GRADE
SUSP	SUSPENDED
SYM	SYMMETRICAL
T, TMP	TEMPERED
T&G	TONGUE & GROOVE
TEL	TELEPHONE
TER	TERRAZZO
THK	THICK
T.O.	TOP OF
TS	TUBE STEEL
TV	TELEVISION
TYP	TYPICAL
UL	UNDERWRITERS' LABORATORIES
UNO	UNLESS NOTED OTHERWISE
UTIL	UTILITY
VCT	VINYL COMPOSITION TILE
VERT	VERTICAL
VEST	VESTIBULE
VIF	VERIFY IN FIELD
VTR	VENT THRU ROOF
W	WEST
W/	WITH
WC	WATER CLOSET
WD	WOOD
WF	WIDE FLANGE
WIN	WINDOW
W/O	WITHOUT
WOM	WALK OFF MAT
WM	WOMEN'S
WP	WATERPROOFING
WR	WATER RESISTANT
WSCT	WAINSCOT
WT	WEIGHT

MATERIAL SYMBOLS


BATT INSULATION
CONCRETE
RIGID INSULATION
EARTH
GRAVEL
WOOD
MASONRY
PLYWOOD
STEEL

DRAFTING SYMBOLS


SIM
1
A101
WALL SECTION
BLDG SECTION
EXTERIOR ELEVATION
INTERIOR ELEVATION
DETAIL
NORTH ARROW
0
GRID HEAD
ROOM NAME
101
ROOM TAG
1i
WINDOW &
STOREFRONT TAG
R1
FLOOR, WALL, OR ROOF TAG
C1
CASEWORK TAG
DOOR TAG
KEY NOTE
NAME
ELEVATION
ELEVATION NOTE
XXX
T.O. XXX
SPOT ELEVATION
CENTERLINE
PROPERTY LINE
XXX XXX
FLOOR TRANSITION
DESCRIPTION
REVISION
BREAKLINE
DIMENSION POINT
DETAIL BORDER



1 INTERIOR VIEW LOOKING NORTHWEST


BROAD ST
WESTERN AVE
ELLIOTT AVE
CLAY ST
ALASKAN WAY
2815 ELLIOTT AVE,
SEATTLE, WA 98121

VICINITY MAP

GENERAL NOTES

1. REFER TO LANDSCAPE, STRUCTURAL, MECHANICAL AND ELECTRICAL DRAWINGS FOR ADDITIONAL NOTES AND SYMBOLS.
2. MATERIALS, ASSEMBLIES AND NOTED ITEMS ARE NEW UNLESS OTHERWISE NOTED.
3. CONTRACTOR SHALL VERIFY CONDITIONS. NOTIFY THE ARCHITECT OF ANY CONDITIONS INCONSISTENT WITH THE INTENT OF THE DRAWINGS PRIOR TO STARTING OR CONTINUING WORK IN THE AREA CONCERNED.

CODE:

1. ALL WORK SHALL CONFORM TO APPLICABLE CODES AND LOCAL BUILDING REQUIREMENTS, WHICH INCLUDE THE MOST CURRENT EDITIONS OF THE INTERNATIONAL BUILDING CODE WITH LOCAL AMENDMENTS, INTERNATIONAL MECHANICAL CODE (IMC), NATIONAL ELECTRICAL CODE (NEC), INTERNATIONAL FIRE CODE (IFC), AND WASHINGTON STATE ENERGY CODE (WEC).
2. REFER TO WINDOW SCHEDULE FOR WINDOW SIZES AND TYPES. ALL GLAZING WITHIN 18" OF INTERIOR FLOOR, EXTERIOR WALKING SURFACE OR WITHIN 24" OF A DOOR IN ANY POSITION TO BE TEMPERED GLASS UNLESS INDICATED OTHERWISE.
3. MECHANICAL, ELECTRICAL AND PLUMBING PERMITS TO BE APPLIED FOR UNDER SEPARATE APPLICATION BY CONTRACTOR.
4. PROVIDE FIREBLOCKS AND DRAFTSTOPS PER IBC.
5. PROVIDE CLOSURE MEETING THE REQUIREMENT OF GOVERNING FIRE AUTHORITIES BETWEEN FIRE RATED FLOORS, SHAFTS AND BUILDING PARTITIONS AND PENETRATING DUCTS, PIPES, CONDUIT, MECHANICAL, ELECTRICAL, AND OTHER ITEMS.
6. RECESSES LOCATED WITHIN FIRE RATED PARTITIONS SHALL BE CONSTRUCTED TO MAINTAIN THE REQUIRED FIRE RATING OF THE PARTITION.
7. EXISTING FIRE EXTINGUISHERS AND CABINETS ARE NOT SHOWN ON PLANS. PROTECT EXISTING FIRE EXTINGUISHERS AND CABINETS (RECESSED OR SURFACE MOUNTED) FROM DAMAGE.

HAZMAT:

1. HAZARDOUS MATERIAL REMOVAL & DISPOSAL: BEFORE BEGINNING ANY DEMOLITION OR OTHER WORK, COMPLY WITH DOCUMENTS PREPARED BY THE OWNER'S HAZARDOUS MATERIALS CONSULTANT. THIS APPLIES TO DEMOLITION, DISPOSAL AND CONSTRUCTION OPERATIONS ASSOCIATED WITH THE PROJECT. THE CONTRACTOR WILL SUSPEND WORK IMMEDIATELY AND NOTIFY THE OWNER IF MATERIALS SUSPECTED OF BEING HAZARDOUS, AND NOT PREVIOUSLY IDENTIFIED, ARE ENCOUNTERED IN THE COURSE OF THE CONTRACTOR'S WORK.

DEMOLITION:

1. WHERE ITEMS ARE INDICATED ON PLANS TO BE DEMOLISHED, IT SHALL MEAN THE COMPLETE REMOVAL AND DISPOSAL OF THE ITEM INDICATED UNLESS OTHERWISE NOTED. CONTRACTOR IS RESPONSIBLE FOR REVIEW OF THE HAZARDOUS MATERIALS ABATEMENT, ARCHITECTURAL, STRUCTURAL, MECHANICAL AND ELECTRICAL DRAWINGS AND SPECIFICATIONS FOR CUTTING AND PATCHING WORK.

DIMENSIONS:

1. DO NOT SCALE DRAWINGS.
2. VERIFY DIMENSIONS SHOWN ON DRAWINGS. USE ONLY DIMENSIONS INDICATED. PRIOR TO STARTING OR CONTINUING WORK, NOTIFY ARCHITECT OF DISCREPANCIES OR CONDITIONS INCONSISTENT WITH THE INTENT OF THE CONSTRUCTION DOCUMENTS.
3. DIMENSIONS ARE TO FACE OF CONCRETE, FACE OF MASONRY, OR FACE OF STUD, UNLESS OTHERWISE NOTED.
4. FINISHED SURFACE OF INFILL OR EXTENSIONS OF EXISTING PARTITIONS SHALL ALIGN WITH ADJACENT EXISTING SURFACES UNLESS OTHERWISE NOTED.
5. VERTICAL DIMENSIONS ARE MEASURED FROM STRUCTURAL SLAB, TOP OF STEEL OR TOP OF SHEATHING, UNLESS NOTED OTHERWISE.
6. DOORS NOT LOCATED BY DIMENSION ON PLANS SHALL BE SIX INCHES FROM FACE OF ADJOINING PARTITION TO HINGE EDGE OF DOOR OPENING. PROVIDE MINIMUM 18" CLEAR FROM FACE OF ADJOINING PARTITION OR OTHER OBSTRUCTION TO JAMB EDGE OF DOOR OPENING, UNLESS OTHERWISE NOTED. NOTIFY ARCHITECT IF REQUIRED CLEARANCES ARE NOT AVAILABLE.

COORDINATION:

1. COORDINATE ALL OPERATIONS WITH OWNER, SUCH AS AREAS USED FOR MATERIAL STORAGE, ACCESS TO AND FROM THE SITE, TIMING OF WORK AND REQUIREMENTS OF NOISE ORDINANCE. INSTALL DUST AND NOISE BARRIERS AS REQUIRED TO PROTECT EXISTING ADJACENT BUILDINGS AND OCCUPANTS AND TO MAINTAIN AN ENVIRONMENT SUITABLE TO PERMIT CONTINUED OCCUPANCY OF SUBJECT AND ADJACENT BUILDINGS.
2. REVIEW DEMOLITION DRAWINGS. PATCH AND REPAIR ALL EXISTING SURFACES AFFECTED BY DEMOLITION WORK.
3. VERIFY LOCATIONS OF EXISTING UTILITIES. CAP, MARK AND PROTECT AS NECESSARY TO COMPLETE THE WORK.
4. REVIEW ARCHITECTURAL, STRUCTURAL, MECHANICAL, AND ELECTRICAL DRAWINGS AND PROVIDE ROUGH-INS THROUGH SLABS, BEAMS, WALLS, CEILINGS, AND ROOFS FOR DUCTS, PIPES, CONDUITS, JUNCTION BOXES, CABINETS AND EQUIPMENT. VERIFY SIZE AND LOCATION BEFORE PROCEEDING WITH WORK. COORDINATE WITH INSTALLATION REQUIREMENTS. PATCH AND REPAIR EXISTING SURFACES AS NECESSARY TO COMPLETE WORK.
5. COORDINATE AND PROVIDE REQUIRED PENETRATIONS AND PATCHING WITH INDIVIDUAL SUBCONTRACTORS TO SUIT NEW WORK.
6. CONTRACTOR TO OBTAIN AND VERIFY ROUGH-IN DIMENSION REQUIREMENTS FOR CABINETRY, EQUIPMENT, ACCESSORIES AND THE LIKE INCLUDING THOSE DESIGNATED FOIC AND FOIO. CONTRACTOR TO PROVIDE BACKING, BLOCKING, SUPPORT AS REQUIRED FOR INSTALLATION. CONTRACTOR TO COORDINATE POWER, DATA, COMMUNICATIONS AND SECURITY REQUIREMENTS FOR FOIC AND FOIO EQUIPMENT WHERE SERVICES ARE REQUIRED. INCLUDE STUB OUTS AND CONNECTIONS. VERIFY AND COORDINATE DIMENSIONS OF FOIC AND FOIO ITEMS PRIOR TO PROCEEDING WITH WORK. INCLUDE STUB OUTS FOR FUTURE WORK.
7. PIPING, CONDUITS, DUCTS, ETC. SHALL BE CONCEALED IN WALLS, CHASES, ABOVE SUSPENDED CEILINGS, BELOW FLOORS OR BE FURRED-IN IN ROOMS WITH EXISTING CEILINGS, UNLESS OTHERWISE NOTED. DO NOT CONCEAL PIPING, CONDUITS, DUCTS, ETC. IN ELECTRICAL, MECHANICAL, AND COMMUNICATION ROOMS.
8. CAREFULLY COORDINATE MECHANICAL, ELECTRICAL, AND BUILDING SYSTEM INSTALLATIONS WITH EXISTING STRUCTURE AND BUILDING SYSTEMS.
9. "REMOVE" MEANS TO COMPLETELY AND PERMANENTLY REMOVE FROM THE PROJECT.
10. REFER TO LIGHTING PLAN AND ELECTRICAL DRAWINGS FOR ELECTRICAL DEVICES AND LOCATIONS. COORDINATE AND REVIEW DEVICE LOCATIONS WITH ARCHITECT IN FIELD PRIOR TO ROUGH-IN.

*These are forward-looking figures that cannot be guaranteed.

ZONING INFORMATION

1. **PROJECT ADDRESS:** 2815 ELLIOTT AVENUE SEATTLE, WA 98121
2. **PARCEL NUMBER(S):**
   A. #7666202305-04,
   B. #7666202306-03
3. **LEGAL DESCRIPTION:**
   A. PARCEL #7666202305-04: LOTS 1, 2, 3 AND 4, BLOCK 169A SUPPLEMENTAL PLAT OF SEATTLE TIDELANDS, IN KING COUNTY, WASHINGTON, EXCEPT THE SOUTHWESTERLY 8 FEET IN WIDTH THEREOF; ALSO LOTS 5, 6, 7 AND 8, BLOCK 13 OF THE TOWN OF SEATTLE, AS LAID OUT ON THE LAND CLAIM OF WM H. BELL, AND THE NORTHWESTERLY EXTREMITY OF THE CLAIM OF A.A. DENNY (COMMONLY KNOWN AS BILL AND DENNY'S ADDITION TO THE CITY OF SEATTLE), ACCORDING TO THE PLAT THEREOF RECORDED IN VOLUME 1 OF PLATS, PAGE 29, IN KING COUNTY, WASHINGTON.
   B. PARCEL #7666202306-03: THE SOUTHWESTERLY 8 FEET IN WIDTH OF LOTS 1, 2, 3 AND 4, BLOCK 169A, SUPPLEMENTAL PLAT OF SEATTLE TIDELANDS, IN KING COUNTY, WASHINGTON.
4. **RELATED PROJECT NUMBER(S):**
   A. 3023738 (LAND USE)
   B. 6560310 (SHORING/EXCAVATION PERMIT)
   C. 6518219 (BUILDING PERMIT)
5. **LOT AREA: 28,729 SF (0.659 ACRES)**
6. **ZONE:** DH2/65
7. (SHORELINE ZONE, BELLTOWN URBAN CENTER VILLAGE)
8. **CURRENT USE:** MIXED-USE COMMERCIAL, RESIDENTIAL
9. **YEAR BUILT:** 2015
10. **(E) BLDG AREA:** 128,500 SF TOTAL; APPROX. 3115 SF IN SCOPE OF WORK
11. **FAR:** 2.5X (71,822.5 SF); SCOPE INTERIOR ONLY, NO CHANGE PROPOSED
12. **HT LIMIT:** 65'-0"; SCOPE INTERIOR ONLY, NO CHANGE PROPOSED
13. **PARKING QUANTITY:** NO PARKING REQUIRED PER SMC 23.49.019.E.1 TABLE A; NO CHANGE PROPOSED
14. **REQUIRED SETBACKS:** SCOPE INTERIOR ONLY; NO CHANGE PROPOSED

PROJECT INFORMATION

PROJECT OWNER:
CHRIS ELFORD

PROJECT ADDRESS:
2815 ELLIOTT AVENUE
SEATTLE, WA 98121

SCOPE DESCRIPTION:
INTERIOR IMPROVEMENT AND FINISHING OF A BREWERY AND RESTAURANT SPACE; NO EXTERIOR WORK PROPOSED.

DESIGN TEAM

ARCHITECT:
SHKS ARCHITECTS
1050 NORTH 38TH ST
SEATTLE, WA 98103
TEL: 206.675.9151
CONTACT: ADAM HUTSCHREIDER
EMAIL: adamh@shksarchitects.com

APPLICABLE CODES

2015 INTERNATIONAL BUILDING CODE
2012 UNIFORM PLUMBING CODE
2015 INTERNATIONAL FIRE CODE
2010 ADA STANDARDS FOR ACCESSIBLE DESIGN
2015 WASHINGTON STATE ENERGY CODE

SHEET INDEX

DCI APPROVAL STAMPS

NOT FOR CONSTRUCTION

HERE TODAY
BREWERY

Schematic
Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by: HA
Checked: AH
Date: 10/18/19
Scale: As indicated

Revisions:
No. Date Remarks

SHKS ARCHITECTS
1050 N. 38th St.
Seattle, WA 98103
PH: 206.675.9151
www.shksarchitects.com


ELLIOTT AVENUE
BROAD STREET
CLAY STREET
ALASKAN WAY ROW
(INCL BNSF RAILROAD EASEMENT)
(E) BUILDING
(E) BUILDING
AREA OF WORK
APPROX 3115 SF
PRIMARY BUILDING ENTRY/ EXIT
PRIMARY ENTRY / EXIT
PRIMARY BUILDING ENTRY / EXIT
PARKING ENTRY / EXIT
EXIT
DN
(E) PLANTING STRIP TO REMAIN, TYP
(E) RAMP TO REMAIN, TYP
LINE OF BUILDING ABOVE
(E) CURB CUT TO REMAIN, TYP
(E) RAMP TO REMAIN, TYP
(E) SIDEWALK TO REMAIN, TYP
(E) TREES TO REMAIN, TYP
(E) PLANTING TO REMAIN, TYP
LINE OF BUILDING ABOVE
(E) STAIRS TO REMAIN, TYP
1 SITE PLAN
1" = 20'-0"

*These are forward-looking figures that cannot be guaranteed.

DCI APPROVAL STAMPS

NOT FOR CONSTRUCTION

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by:	CL
Checked:	HA
Date:	10/18/19
Scale:	1" = 20'-0"

Revisions:

No.	Date	Remarks

SITE PLAN

A0.1

10/18/2019 9:58:52 AM

SHKS ARCHITECTS
1050 N. 38th St.
Seattle, WA 98103
206.675.9151
www.shksarchitects.com

COMMON PATH OF EGRESS TRAVEL

Level	PATH NAME	PATH LENGTH

FLOOR EXIT ACCESS DOORWAY ARRANGEMENT DISTANCE

DIAGONAL NAME	DIAGONAL LENGTH	1/3 OF DIAGONAL LENGTH (SPRINKLERED)	1/2 OF DIAGONAL LENGTH (UNSPRINKLERED)

FLOOR EXIT ACCESS TRAVEL DISTANCE

LEVEL	PATH NAME	PATH LENGTH

FLOOR DEAD END CORRIDOR

LEVEL	DEAD END CORRIDOR	PATH LENGTH

FLOOR OCCUPANT LOAD TABULATION PER 2015 IBC

LEVEL	AREA NAME	USE & OCCUPANCY CLASSIFICATION	FUNCTION OF SPACE PER TABLE 1004.1.2	OCCUPANT LOAD FACTOR	AREA NSF/GSF	AREA	CALC OCCUPANTS	COMMENTS
FIRST FLOOR	Area	A-2	Assembly Unconcentrated (tables and chairs)	15	Net	2564 SF	171	
FIRST FLOOR						2564 SF	171	

OCCUPANT LOAD TABULATION PER 2015 IBC

LEVEL	AREA NAME	USE & OCCUPANCY CLASSIFICATION	FUNCTION OF SPACE PER TABLE 1004.1.2	OCCUPANT LOAD FACTOR	AREA NSF/GSF	AREA	CALC OCCUPANTS	COMMENTS
FIRST FLOOR	Area	A-2	Assembly Unconcentrated (tables and chairs)	15	Net	2564 SF	171	
FIRST FLOOR						2564 SF	171	
Grand total						2564 SF	171	

FIRE RATED ASSEMBLY LEGEND

1 HR RATED

2 HR RATED

OCCUPANCY TAG LEGEND

OCCUPANCY MARK
EXISTING OCCUPANCY DESIGNATION (E)
OCCUPANCY CLASSIFICATION X MARK Name 150 SF
AREA OF OCCUPANCY

COMMON PATH OF EGRESS TRAVEL:
DISTANCE A PERSON HAS TO TRAVEL BEFORE THEY HAVE A CHOICE OF GOING IN 2 DIRECTIONS

COMMON PATH

MAX TRAVEL DISTANCE:

EXIT ACCESS TRAVEL DISTANCE PATH

EGRESS LEGEND:

EXIT ACCESS DIAGONAL

EGRESS LEGEND:

DEAD END CORRIDOR


(E) ADJACENT (CONNECTED) BUILDING
(E) ADJACENT TENANT SPACE
(E) ADJACENT TENANT SPACE
(E)
A-2
MARK
Area
2564 SF
DN
UP
DN

Occupancy Classification

A-2

Calculating...

1 FIRST FLOOR
1/16" = 1'-0"


OUTLET/SWITCH
2' - 10" MAX
6' - 8"
5' - 0"
4' - 0"
4' - 0"
3' - 6"
1' - 6"
4' - 0 1/8"
WORK SURFACES
VISIBLE ALARM
SIGNS/ADA SYMBOLS
MANUAL FIRE ALARM PULL
LIGHT SWITCH
AUTO DOOR OPERATOR
ELEC OUTLET @ FLOOR
FIRE EXTINGUISHER CABINET

SIGNALS, OPERATORS, AND SURFACE HEIGHTS
1/4" = 1'-0"


2' - 0"
COUNTER AND BACKSPLASH
8" MIN
KNEE CLEARANCE PER ADA 306
INSULATE PIPES PER ADA 606
2' - 10"
2' - 3" CLR
9" MIN
11" MIN

ACCESSIBLE SINK
1" = 1'-0"

*These are forward-looking figures that cannot be guaranteed.

ADD RELEVANT ADA SKETCHES FROM "LEGENDS" AS APPLICABLE TO PROJECT.

DCI APPROVAL STAMPS

NOT FOR CONSTRUCTION

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by:	MF
Checked:	AH
Date:	10/18/19
Scale:	As indicated

Revisions:

No.	Date	Remarks

CODE ANALYSIS

A1.0

10/18/2019 9:58:54 AM

SHKS ARCHITECTS

1050 N. 38th St.
Seattle, WA 98103
ph: 206.675.9151
www.shksarchitects.com

DEMO LEGEND:

- – – DEMOLISH
- (D) DEMOLISH FIXTURE
- (S) SALVAGE FIXTURE
- (E) WALL
- DEMO (E) CONC SLAB

GENERAL NOTES:
1. DEMOLISH GWB AS REQUIRED TO INSTALL ELEC AND DATA.
2. DEMO (E) FLOORING AS REQUIRED TO INSTALL FLOOR DRAINS, POWER...

PLAN LEGEND

- (E) WALL
- NON-RATED WALL
- RATED WALL


8
7
6
5
4
3
2
1
E
F
G
H
J
K
L
M
N
(E) WC
(E) WC
ELEV LOBBY
(E) CORRIDOR
(E) TENANT SPACE
(E) COLD STOR.
DN
(E) TRASH ROOM
DEMO EXISTING STOREFRONT DOOR AND PANEL AS REQUIRED FOR FOR NEW DOUBLE DOOR INSTALLATION
DN
1
A3.0

1 EXISTING/DEMO FIRST FLOOR PLAN
1/8" = 1'-0"

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by: HA
Checked: AH
Date: 10/18/19
Scale: As indicated

Revisions:

No.	Date	Remarks

NOT FOR CONSTRUCTION

DCI APPROVAL STAMPS

DEMO PLAN

AD2.0

10/18/2019 9:59:03 AM

*These are forward-looking figures that cannot be guaranteed.

SHKS ARCHITECTS

1050 N. 38th St.
Seattle, WA 98103
PH: 206.675.9151
www.shksarchitects.com

PLAN LEGEND

- (E) WALL
- NON-RATED WALL
- RATED WALL



8
7
6
5
4
3
2
1
E
F
G
H
J
K
L
ELEV LOBBY
TRANSFORMER VAULT
PARKING GARAGE-SOUTH
UP
RAMP TO GARAGE SOUTH
BIKE ROOM
ELECTRICAL ROOM

1 BASEMENT
1/8" = 1'-0"

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by:	MF
Checked:	AH
Date:	10/18/19
Scale:	As indicated

Revisions:

No.	Date	Remarks

NOT FOR CONSTRUCTION

DCI APPROVAL STAMPS

BASEMENT PLAN

A2.1.0

10/18/2019 9:58:55 AM

*These are forward-looking figures that cannot be guaranteed.



TAKE CARE YOGA
(ADJACENT TENANT SPACE)
(E) WC
(E) WC
ELEV LOBBY
TAKE CARE YOGA
(ADJACENT TENANT SPACE)
BUILT-IN PLANTER AND BANQUETTE
RESTAURANT/ BAR
(E) COLD STOR.
CONFIRM FINISH FLOOR HEIGHT AT 36" AFF
RAMP TO GARAGE SOUTH
CLAY STREET
(E) TRASH ROOM
SWINGING DOORS WITHIN EXISTING STOREFRONT SYSTEM
(E) COL, TYP
DRINK BAR
WESTERN AVE ROW

1 FIRST FLOOR PLAN
1/8" = 1'-0"

PLAN LEGEND
(E) WALL
NON-RATED WALL
RATED WALL

SHKS ARCHITECTS
1050 N. 38th St.
Seattle, WA 98103
206.675.9151
www.shksarchitects.com

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by: HA
Checked: AH
Date: 10/18/19
Scale: As indicated

Revisions:
No. Date Remarks

NOT FOR CONSTRUCTION

DCI APPROVAL STAMPS

FIRST FLOOR PLAN

A2.1.1

10/18/2019 9:58:55 AM

*These are forward-looking figures that cannot be guaranteed.

SHKSARCHITECTS


8
7
6
5
4
3
2
1
D
E
F
G
H
J
K
L
M
N
TAKE CARE YOGA
(E) WC
(E) WC
ELEV LOBBY
TAKE CARE YOGA
RESTAURANT/ BAR
(E) COLD STOR.
RAMP TO GARAGE SOUTH
(E) CONC FLOOR
BREWERY
(E) TRASH ROOM
(E) CONC FLOOR
DN

1 FIRST FLOOR PLAN FINISH PLAN
1/8" = 1'-0"


FLOOR FINISH LEGEND
(E) CONCRETE FLOORING
BREWERY FLOORING
RESILIENT FLOORING

1050 N. 38th St.
Seattle, WA 98103
PH: 206.675.9151
www.shksarchitects.com

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by:	HA
Checked:	AH
Date:	10/18/19
Scale:	As indicated

Revisions:

No.	Date	Remarks

NOT FOR CONSTRUCTION

DCI APPROVAL STAMPS

FIRST FLOOR FINISH PLAN

A2.1.2

10/18/2019 9:58:56 AM

*These are forward-looking figures that cannot be guaranteed.

SHKS ARCHITECTS
1050 N. 38th St.
Seattle, WA 98103
PH: 206.675.9151
www.shksarchitects.com


8
7
6
5
4
3
2 1
D
E
F
G
H
J
K
L
M
N
TAKE CARE YOGA
(E) WC
(E) WC
ELEV LOBBY
TAKE CARE YOGA
RESTAURANT/ BAR
(E) COLD STOR.
BREWERY
(E) TRASH ROOM
EQ
EQ
EQ
EQ
EQ

1 FIRST FLOOR REFLECTED CEILING PLAN
1/8" = 1'-0"

RCP LEGEND

LIGHTING SYMBOLS
- RECESSED CAN LIGHT
- RECESSED CAN LIGHT - DIRECTIONAL
- SURFACE MOUNTED CIRCULAR FIXTURE
- DECORATIVE PENDANT LIGHT FIXTURE (ROUND)
- DECORATIVE PENDANT LIGHT FIXTURE (SQUARE)
- WALL MOUNTED FIXTURE
- RECESSED RECTANGULAR FIXTURE
- PENDANT MOUNTED LINEAR FIXTURE
- SURFACE MOUNTED LINEAR FIXTURE
- WALL MOUNTED LINEAR FIXTURE
- LINEAR STRIP FIXTURE

MECHANICAL SYMBOLS
- DIFFUSER
- RETURN AIR

DEVICE SYMBOLS
- FS FIRE SPRINKLER
- ES EXIT SIGN
- AS AMBIENT DAYLIGHT SENSOR
- OS OCCUPANCY SENSOR

RCP ABBREVIATIONS
(E) EXISTING TO REMAIN

HERE TODAY
BREWERY

Schematic
Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by:	HA
Checked:	AH
Date:	10/18/19
Scale:	As indicated

Revisions:

No.	Date	Remarks

DCI APPROVAL STAMPS

NOT FOR CONSTRUCTION

FIRST FLOOR RCP
A2.1.3

10/18/2019 9:58:56 AM

*These are forward-looking figures that cannot be guaranteed.



8
7
6
5
4
3
2
1
A
B
C
D
E
F
G
H
J
K
L
M
N
2
A3.0
1
A3.0

1 ROOF
1/8" = 1'-0"

*These are forward-looking figures that cannot be guaranteed.

SHKS ARCHITECTS
1050 N. 38th St.
Seattle, WA 98103
PH: 206.675.9151
www.shksarchitects.com

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by: HA
Checked: AH
Date: 10/18/19
Scale: 1/8" = 1'-0"

Revisions:

No.	Date	Remarks

NOT FOR CONSTRUCTION

DCI APPROVAL STAMPS

ROOF PLAN

A2.3

10/18/2019 9:58:56 AM

SHKS ARCHITECTS

1050 N. 38th St.
Seattle, WA 98103
Ph: 206.675.9151
www.shksarchitects.com


8
7
6
5
4
3
2
1
N
M
L
K
J
H
G
F
E
PENTHOUSE ROOF
75' - 8"
ROOF
66' - 6 1/4"
SECOND FLOOR
17' - 2 3/8"
FIRST FLOOR
0"
BASEMENT
-10' - 0"
SWINGING DOORS WITHIN EXISTING STOREFRONT SYSTEM

1 PARTIAL SOUTH ELEVATION
1/8" = 1'-0"

2 PARTIAL EAST ELEVATION
1/8" = 1'-0"

HERE TODAY
BREWERY

Schematic
Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by:	HA
Checked:	AH
Date:	10/18/19
Scale:	1/8" = 1'-0"

Revisions:

No.	Date	Remarks

NOT FOR CONSTRUCTION

DCI APPROVAL STAMPS

EXTERIOR
ELEVATIONS

A3.0

10/18/2019 9:58:57 AM

*These are forward-looking figures that cannot be guaranteed.

SHKS ARCHITECTS
1050 N. 38th St.
Seattle, WA 98103
ph 206.675.9151
www.shksarchitects.com

BREWERY EQUIPMENT SCHEDULE					
Type Mark	Manufacturer	Description	Model	Count	Comments
22				2	BREWERY
23				6	BREWERY
24				1	BREWERY
25	MUELLER	500 L SERVING TANKS		4	BREWERY
26	MUELLER	1000 L SERVING TANKS		4	BREWERY
27				1	BREWERY

KITCHEN/BAR EQUIPMENT SCHEDULE					
Type Mark	Manufacturer	Description	Model	Count	Comments
1	ADVANCE TABCO	CORRUGATED TOP GLASS RACK STORAGE UNIT	CRCR-24-CT	1	KITCHEN
2	AVANTCO	48" 2 DOOR REFRIGERATED SANDWICH PREP TABLE	APT-48-HC	1	KITCHEN
3	GARLAND	NATURAL GAS 6 BURNER 60" RANGE WITH 24" RAISED GRIDDLE / BROILER AND 2 CONVECTION OVENS	G60-6R24CC	1	KITCHEN
4				2	KITCHEN
5	HOSHIZAKI AMERICA, INC.	24" AIR COOLED UNDERCOUNTER CUBELET ICE MACHINE	F-330BAJ	1	KITCHEN
6	AVANTCO	52" 2 DRAWER REFRIGERATED CHEF BASE	CBR52-1	1	KITCHEN
7	ADVANCE TABCO	SINK UNIT, 2-COMPARTMENT, 24"W X 18"D X 33"H OVERALL, 4"H BACKSPLASH	SLB-22C	1	KITCHEN
8	REGENCY	UNDERBAR ICE BIN - 77 LBS		1	KITCHEN
9	REGENCY	57" 16 GAUGE SS THREE COMPARTMENT COMMERICAL CORNER SINK WITH 2 DRAINBOARDS		1	KITCHEN
10	TURBO AIR	TWO SECTION REACH IN REFRIGERATOR		1	KITCHEN
11	AVANTCO	NATURAL GAS 40LB SS FLOOR FRYER	FF300	1	KITCHEN
12	REGENCY	17"X15" WALL MOUNTED HAND SINK WITH GOOSENECK FAUCET		1	KITCHEN
13	TRUE	15.5 CU FT UNDERCOUNTER REFRIGERATOR W/ 2 SECTIONS AND 2 DOORS	TUC-60-HC	4	KITCHEN
14	MICROMATIC	TITAN "U" - 8 FAUCETS - SS	TT-U-8KR-11	1	KITCHEN
15		TYPE 1 RANGE HOOD		1	KITCHEN
16		LIFT TABLE		1	KITCHEN
17	Champion	DISHWASHER - UNDERBAR	UH-130	1	KITCHEN
18		GARBAGE / RECYCLING - UNDERBAR		1	KITCHEN
19	REGENCY	30" X 96" 16 GA STAINLESS STEEL WORK TABLE WITH SINK		1	KITCHEN


BREWERY
KETTLE
MASH TUN
GRIST CASE
MILL (REMOVE, PENDING CONFIRM)
22
23
24
27

1 ENLARGED BREWERY PLAN
1/4" = 1'-0"


(E) COL
SHELVING RECESS
COUNTER
500L SERVING TANK
RESTAURANT/ BAR
REACH-IN FRIDGE
TYPE 1 HOOD ABV
BLW
BLW, TYP
1000 L SERVING TANK
20' - 3 7/8"

2 ENLARGED FOOD SERVICE PLAN
1/4" = 1'-0"

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by:	MF
Checked:	AH
Date:	10/18/19
Scale:	1/4" = 1'-0"

Revisions:
No. Date Remarks

DCI APPROVAL STAMPS

NOT FOR CONSTRUCTION

ENLARGED PLANS

A5.0

*These are forward-looking figures that cannot be guaranteed.

10/18/2019 9:58:57 AM

SHKS ARCHITECTS
1050 N. 38th St.
Seattle, WA 98103
ph: 206.675.9151
www.shksarchitects.com


7
6
5
SECOND FLOOR
17' - 2 3/8"
(E) COLUMN
(E) STOREFRONT
BANQUETTE
restroom here
order here
FF GASKET
1"

1 LOUNGE & BAR NORTH
1/4" = 1'-0"


G
H
J
K
SECOND FLOOR
17' - 2 3/8"
WOOD SHELVING
order here
brewery here
MECH MEZZ
3' - 0"
FF GASKET
1"
FIRST FLOOR
0"

2 LOUNGE EAST
1/4" = 1'-0"


5
6
7
SECOND FLOOR
17' - 2 3/8"
order here
MECH MEZZ
3' - 0"
FF GASKET
1"
FIRST FLOOR
0"

3 LOUNGE & BAR SOUTH
1/4" = 1'-0"


K
J
H
G
SECOND FLOOR
17' - 2 3/8"
(E) STOREFRONT SYSTEM
UPHOLSTERED BENCH
FF GASKET
1"
FIRST FLOOR
0"

4 LOUNGE WEST
1/4" = 1'-0"

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by: HA
Checked: AH
Date: 10/18/19
Scale: 1/4" = 1'-0"
Revisions:
No. Date Remarks

10/18/2019 10:03:14 AM

DCI APPROVAL STAMPS

NOT FOR CONSTRUCTION

INTERIOR ELEVATIONS

A6.0

*These are forward-looking figures that cannot be guaranteed.


SECOND FLOOR
17' - 2 3/8"
MECH MEZZ
3' - 0"
FF GASKET
1"
FIRST FLOOR
0"
INTERIOR STOREFRONT BEYOND
COUNTER
(E) DOOR
1 BAR NORTH 1/4" = 1'-0"
2 BAR WEST 1/4" = 1'-0"
3 BAR SOUTH 1/4" = 1'-0"
4 KITCHEN NORTH 1/4" = 1'-0"
5 KITCHEN EAST 1/4" = 1'-0"
6 KITCHEN SOUTH 1/4" = 1'-0"
7 SCULLERY NORTH 1/4" = 1'-0"
8 SCULLERY EAST 1/4" = 1'-0"
9 SCULLERY WEST 1/4" = 1'-0"

SHKS ARCHITECTS
1050 N. 38th St.
Seattle, WA 98103
206.675.9151
www.shksarchitects.com

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by:	HA
Checked:	AH
Date:	10/18/19
Scale:	1/4" = 1'-0"

Revisions:

No.	Date	Remarks

DCI APPROVAL STAMPS

NOT FOR CONSTRUCTION

INTERIOR ELEVATIONS

A6.1

10/18/2019 10:03:15 AM

*These are forward-looking figures that cannot be guaranteed.

SHKS ARCHITECTS



SECOND FLOOR
17' - 2 3/8"
FIRST FLOOR
0"
MECH MEZZ
3' - 0"
ACCESS PLATFORM
SECTION THROUGH
ACCESS PLATFORM
PIPING LAYOUT?
1 BREWERY SOUTH
1/4" = 1'-0"
2 BREWERY NORTH
1/4" = 1'-0"
3 BREWERY N-S SECTION
1/4" = 1'-0"
4 BREWERY NORTH 2
1/4" = 1'-0"

1050 N. 38th St.
Seattle, WA 98103
206.675.9151
www.shksarchitects.com

HERE TODAY BREWERY

Schematic Design

2815 ELLIOTT AVENUE
SEATTLE, WA 98121

Drawn by:	HA
Checked:	AH
Date:	10/18/19
Scale:	1/4" = 1'-0"

Revisions:

No.	Date	Remarks

NOT FOR CONSTRUCTION

DCI APPROVAL STAMPS

BREWERY INTERIOR ELEVATIONS

A6.2

10/18/2019 10:03:16 AM

*These are forward-looking figures that cannot be guaranteed.

MATERIAL APPROACH



*These are forward-looking figures that cannot be guaranteed.

Here Today menu explorations

SANDWICHES (these would all be wrapped and served in a basket maybe, choice of fries, soup or salad)

Smash burger, dilly pickles, special sauce, melty cheese, iceberg

Sausage and peppers, house made sausages, caramelized onions, hero, garlic mayonnaise

Fried and squishy tofu, caramelized and raw cabbage salad, special sauce

Sauteed greens, white bean hummus, roasted mixed peppers, smoked cashew dressing, smashed in a bun

SALADS:

Almost Ceasar, little gem lettuce, almonds, croutons, nutritional yeast

Chop salad, fresh and roasted lettuces and chicories, herbs, bacon vinaigrette, sesame crunch

Seasonal salad of some flavor

APPS/DIPS (all served with potato roll crisps - potato rolls that are flattened in a pasta roller and baked crispy, like a bagel chip. Martin's potato rolls if possible because those are the best):

Beer cheese

Tuna conserva

Vegetable rilettes

Pork confit

EXTRAS:

Soup d'jour (maybe 2 everyday)

Fries or gauffrettes

Here Today Quick Glance

Financials Prepared by Ken Batali, Batali Associates

with initial work by Alek Marfisi, Upwind Strategies

- Open daily 11:00 am – Midnight
- Modified full service: Order from the bartender and we will deliver your food
- Product cost starts at 28% and progresses after 1st 6 months to target of 24%
- $33.15 average ticket per person
- 30% annual revenue growth years 2-4
- 31% food cost
- 20% beer cost
- Excise tax ($3.50/bbl fed, $8.08/bbl state) included in cost of materials
- 3051 square feet plus free use of patio
    - Rent with CAMS = $10,806/ month after discounted rent period
        - Base rent $34 / sf = $8,645/ month
        - Cams $8.50 / sf = $2,161 / month
- Merchandise sales of 50k / year at 50% cost
- Total investment: $1,877,504
- Revenues
    - Year 1 1,442
    - Year 2 1,873
    - Year 3 2,526
    - Year 4 2,880
    - Year 5 3,282
- Annual distributions begin at end of 1st year of operations
    - 70% distributed to investors until hurdle met
    - 30% distribution post hurdle

*These are forward-looking figures that cannot be guaranteed.

10 YEAR SUMMARY P&L (IN $000S)	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Revenue	$ 1,442	$ 1,874	$ 2,527	$ 2,881	$ 3,282	$ 3,568	$ 3,755	$ 3,952	$ 4,160	$ 4,380
Direct Costs	$ 265	$ 377	$ 469	$ 518	$ 574	$ 614	$ 643	$ 674	$ 707	$ 742
Gross Profit	**$ 1,178**	**$ 1,496**	**$ 2,058**	**$ 2,363**	**$ 2,709**	**$ 2,954**	**$ 3,112**	**$ 3,278**	**$ 3,453**	**$ 3,638**
Gross Profit Margin	*82%*	*80%*	*81%*	*82%*	*83%*	*83%*	*83%*	*83%*	*83%*	*83%*
Labor	$ 483	$ 655	$ 736	$ 759	$ 782	$ 804	$ 826	$ 850	$ 873	$ 898
Rent	$ 91	$ 134	$ 138	$ 142	$ 146	$ 150	$ 155	$ 159	$ 164	$ 169
Other SG&A Expenses	$ 145	$ 178	$ 211	$ 229	$ 250	$ 266	$ 277	$ 289	$ 301	$ 314
Total SG&A Expenses	**$ 719**	**$ 967**	**$ 1,084**	**$ 1,130**	**$ 1,179**	**$ 1,220**	**$ 1,258**	**$ 1,298**	**$ 1,339**	**$ 1,381**
Depreciation	$ 113	$ 113	$ 113	$ 113	$ 113	$ 34	$ 34	$ 30	$ 30	$ 30
Interest	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Profit	**$ 345**	**$ 416**	**$ 860**	**$ 1,119**	**$ 1,417**	**$ 1,699**	**$ 1,819**	**$ 1,950**	**$ 2,085**	**$ 2,227**
Net Profit Margin	*24%*	*22%*	*34%*	*39%*	*43%*	*48%*	*48%*	*49%*	*50%*	*51%*

DISTRIBUTIONS SUMMARY (IN $000S)	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Distributions	$ 449	$ 519	$ 954	$ 1,208	$ 1,499	$ 1,699	$ 1,816	$ 1,940	$ 2,072	$ 2,212
Class B	$ 315	$ 363	$ 526	$ 392	$ 450	$ 510	$ 545	$ 582	$ 622	$ 664
% Return	*25%*	*53%*	*94%*	*125%*	*160%*	*200%*	*243%*	*288%*	*337%*	*389%*
IRR	**31.19%**									
Class A	$ 135	$ 156	$ 428	$ 816	$ 1,049	$ 1,189	$ 1,271	$ 1,358	$ 1,451	$ 1,548

*These are forward-looking figures that cannot be guaranteed.

ASSUMPTIONS		
Template Start Date		6/1/2021
Average COGS - Food		31.00%
Average COGS - Other Beer		20.00%
Average COGS - Cocktails		18.00%
Pricing Growth		2.50%
Rent	$	10,806
Annual Rent Escalations		3.00%
Payroll Service	$	800
Payroll Taxes		7.65%
UI & Workmen's Comp		3.50%
Advertising & Promotion	$	1,500
Repairs & Maintenance	$	600
Insurance	$	750
Telephone/Internet	$	250
Utilities		2%
Office Expenses and Supplies	$	600
Entertainment	$	500
Travel	$	300
Long Term Expense Growth Rate		2.50%
Health Insurance	$	1,650
Income Tax Rate		20%
Profit Retention Rate		2%
Paid in Capital	$	1,277,504
Pre-Hurdle Class B Rate		70%
Post-Hurdle Class B Rate		30%
	$	-
		-
		-
Professional Services		
Accountant	$	500
Bookkeeper	$	150
Inbound Freight Charges		2.00%
Sales Paid by Credit Card		95.00%
Average Credit Card Surcharge		2.75%
Flat Financial Fees	$	-

*These are forward-looking figures that cannot be guaranteed.

START-UP FUNDING REQUIREMENTS		
Start-up Expenses		
Professional Fees		
Lawyer	$ 15,000	
Architect	$ 72,000	
Engineer	$ 52,462	
		$ 139,462
Advertising, creative & signage design		$ 38,000
Supplies		$ 1,500
Pre-Opening Expenses		$ 106,900
Total Start-up Expenses		**$ 285,862**
Start-up Assets		
Working Capital		$ 69,372
Inventory		$ 25,000
Deposits		$ 17,290
Leasehold Improvements		$ 1,049,244
Furniture & Fixtures		
Summary of F&F Costs	$ 30,000	
		$ 30,000
Equipment		
Summary of Restaurant Equipment & merch Co.	$ 44,000	
Brewing and Packaging Equipment	$ 351,262	
		$ 395,262
Utility Deposits		$ -
Organizational Costs		
LLC Formation	$ 2,000	
Washington State Liquor and Cannabis Lic.	$ 2,100	
Brewers' Bond	$ 1,000	
TTB Brewers' Retail License	$ 375	
		$ 5,475
Total Start-up Assets		**$ 1,591,642**
Total Start-up Costs		**$ 1,877,504**
START-UP FUNDING PLAN		
Equity		
Owners' Investment		$ -
Class B Investors		$ 1,277,504
Total Equity		**$ 1,277,504**
Tenant Improvement Funds		
Tenant Improvement Allowance		$ 600,000
Total Tenant Improvement Funds		**$ 600,000**
Liabilities		
Long-term Liabilities		
Tenant Improvement Loan		$ -
Total Liabilities		**$ -**
Total Equity and Liabilities		**$ 1,877,504**
ADDITIONAL FUNDING REQUIRED		**$ -**

*These are forward-looking figures that cannot be guaranteed.

SOURCES AND USES OF FUNDS	
Sources of Funds	
Equity Financing	
Investors	$1,277,504
	$ -
Tenant Improvement Allowance	$ 600,000
Total Funds	$1,877,504
Uses of Funds	
Leasehold Improvements	$1,049,244
Utility Deposits & Prepaid Rent	$ 17,290
Fixtures & Equipment	$ 425,262
Inventory	$ 25,000
Organizational Costs	$ 5,475
Startup Expenses	$ 285,862
Working Capital	$ 69,372

*These are forward-looking figures that cannot be guaranteed.

REVENUE AND DIRECT COSTS

In-House % of Customers per Item	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Food	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%
Cocktails & Wine	30%	30%	30%	30%	30%	30%	30%	30%	30%	30%
Brewed Beer Served Draft	97%	97%	97%	97%	97%	97%	97%	97%	97%	97%
Brewed Beer Sold in Cans	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Brewed Beer Sold in Bottles	5%	6%	7%	8%	9%	10%	10%	10%	10%	10%
Crowlers	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
Unitary Economics (Per Customer)										
Food	$ 18.00	$ 18.45	$ 18.91	$ 19.38	$ 19.87	$ 20.37	$ 20.87	$ 21.40	$ 21.93	$ 22.48
Cocktails & wine	$ 12.00	$ 12.30	$ 12.61	$ 12.92	$ 13.25	$ 13.58	$ 13.92	$ 14.26	$ 14.62	$ 14.99
Brewed Beer Served Draft	$ 15.00	$ 15.38	$ 15.76	$ 16.15	$ 16.56	$ 16.97	$ 17.40	$ 17.83	$ 18.28	$ 18.73
Brewed Beer Sold in Cans	$ 20.00	$ 20.50	$ 21.01	$ 21.54	$ 22.08	$ 22.63	$ 23.19	$ 23.77	$ 24.37	$ 24.98
Brewed Beer Sold in Bottles	$ 50.00	$ 50.00	$ 50.00	$ 50.00	$ 50.00	$ 50.00	$ 50.00	$ 50.00	$ 50.00	$ 50.00
Other Beer	$ 10.00	$ 10.25	$ 10.51	$ 10.77	$ 11.04	$ 11.31	$ 11.60	$ 11.89	$ 12.18	$ 12.49
Average Check	**$ 33.15**	**$ 34.42**	**$ 35.70**	**$ 37.01**	**$ 38.33**	**$ 39.68**	**$ 40.54**	**$ 41.43**	**$ 42.34**	**$ 43.28**
Direct Costs										
Annual Beer Barrelage	790	1,367	1,506	1,567	1,634	1,671	1,694	1,717	1,742	1,767
Direct Labor (Beer Operation)	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Head Brewer	$ 60,000	$ 61,500	$ 63,038	$ 64,613	$ 66,229	$ 67,884	$ 69,582	$ 71,321	$ 73,104	$ 74,932
Brewer 1 (PT)	$ 20,800	$ 21,320	$ 21,853	$ 22,399	$ 22,959	$ 23,533	$ 24,122	$ 24,725	$ 25,343	$ 25,976
Brewer 2		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Brewer 3	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Brewer 4	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Brewer 5	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Direct Labor	$ 80,800	$ 82,820	$ 84,891	$ 87,013	$ 89,188	$ 91,418	$ 93,703	$ 96,046	$ 98,447	$ 100,908
Per Barrel	$ 102.33	$ 60.61	$ 56.35	$ 55.52	$ 54.59	$ 54.72	$ 55.33	$ 55.92	$ 56.51	$ 57.10
Direct Materials (Beer Operation)										
Beer Materials / Barrel/taxes	$ 110.58	$ 113.34	$ 116.18	$ 119.08	$ 122.06	$ 125.11	$ 128.24	$ 131.44	$ 134.73	$ 138.10
Ass Labeled Crowler	$ 2.00	$ 2.05	$ 2.10	$ 2.15	$ 2.21	$ 2.26	$ 2.32	$ 2.38	$ 2.44	$ 2.50
Labeled Cans	$ 1.56	$ 1.60	$ 1.64	$ 1.68	$ 1.72	$ 1.76	$ 1.81	$ 1.85	$ 1.90	$ 1.95
Per 8oz Pour	$ 0.22	$ 0.23	$ 0.23	$ 0.24	$ 0.25	$ 0.25	$ 0.26	$ 0.27	$ 0.27	$ 0.28
Per Crowler	$ 2.45	$ 2.51	$ 2.58	$ 2.64	$ 2.71	$ 2.77	$ 2.84	$ 2.91	$ 2.99	$ 3.06
Per Bottle	$ 2.71	$ 2.77	$ 2.84	$ 2.91	$ 2.99	$ 3.06	$ 3.14	$ 3.22	$ 3.30	$ 3.38
Per Can	$ 1.57	$ 1.61	$ 1.65	$ 1.69	$ 1.73	$ 1.77	$ 1.82	$ 1.86	$ 1.91	$ 1.96
Total Direct Costs (Beer)	**YEAR 1**	**YEAR 2**	**YEAR 3**	**YEAR 4**	**YEAR 5**	**YEAR 6**	**YEAR 7**	**YEAR 8**	**YEAR 9**	**YEAR 10**
Per Barrel	**$ 212.91**	**$ 173.95**	**$ 172.53**	**$ 174.61**	**$ 176.65**	**$ 179.84**	**$ 183.57**	**$ 187.37**	**$ 191.25**	**$ 195.20**
Per Draft	**$ 0.43**	**$ 0.35**	**$ 0.35**	**$ 0.35**	**$ 0.36**	**$ 0.36**	**$ 0.37**	**$ 0.38**	**$ 0.39**	**$ 0.39**
Per Crowler	**$ 3.28**	**$ 3.00**	**$ 3.03**	**$ 3.09**	**$ 3.15**	**$ 3.22**	**$ 3.29**	**$ 3.37**	**$ 3.44**	**$ 3.52**
Per Bottle	**$ 3.36**	**$ 3.16**	**$ 3.20**	**$ 3.27**	**$ 3.34**	**$ 3.41**	**$ 3.49**	**$ 3.57**	**$ 3.66**	**$ 3.75**
Per Can	**$ 1.97**	**$ 1.84**	**$ 1.87**	**$ 1.90**	**$ 1.94**	**$ 1.99**	**$ 2.03**	**$ 2.08**	**$ 2.13**	**$ 2.18**

*These are forward-looking figures that cannot be guaranteed.

6/1/2021 OPENING BALANCE SHEET	
ASSETS	
Current Assets	
Cash	$ 69,372
Inventory	$ 25,000
Total Current Assets	$ 94,372
Fixed Assets	
Utility Deposits & Prepaid Rent	$ 17,290
Leasehold Improvements (Excluding TI)	$ 449,244
Furniture & Fixtures	$ 30,000
Equipment	$ 395,262
Total Fixed Assets	$ 891,795
Other Assets	
Organizational Costs	$ 291,337
Total Other Assets	**$ 291,337**
TOTAL ASSETS	**$ 1,277,504**
LIABILITIES	
Current Liabilities	
Total Current Liabilities	**$ -**
Long-Term Liabilities	
Total Long-Term Liabilities	**$ -**
Net Equity	
Paid-In Capital	$1,277,504
Retained Earnings	$ -
Total Equity	**$ 1,277,504**
TOTAL LIABILITIES AND NET EQUITY	**$ 1,277,504**

*These are forward-looking figures that cannot be guaranteed.

PROJECTED SALES YEAR 1 *

	June	July	August	September	October	November	December	January	February	March	April	May	TOTAL
Seasonality (% of Average)	100.00%	100.00%	100.00%	90.00%	80.00%	90.00%	95.00%	105.00%	105.00%	115.00%	120.00%	100.00%	100.00%
In-House Food and Beverage Service													
Customers per Day	80	88	92	102	112	114	116	92	94	96	114	116	36,520
Average Check	33.15	33.15	33.15	33.15	33.15	33.15	33.15	33.15	33.15	33.15	33.15	33.15	
Total In-House Sales	$ 79,560	$ 87,516	$ 91,892	$ 101,081	$ 111,189	$ 113,413	$ 115,681	$ 91,892	$ 93,730	$ 95,604	$ 113,413	$ 115,681	$ 1,210,651
Merchandise	$ 4,200	$ 4,200	$ 4,200	$ 4,200	$ 4,200	$ 4,200	$ 6,300	$ 3,360	$ 4,200	$ 4,200	$ 4,200	$ 4,200	$ 51,660
Wholesale Kegs													
Customers per Month	20	20	20	20	20	20	20	20	20	20	20	20	
Kegs per Customer	4	4	4	4	4	4	4	4	4	4	4	6	1,000
Price per Keg	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	
Total Keg Sales	$ 14,400	$ 14,400	$ 14,400	$ 14,400	$ 14,400	$ 14,400	$ 14,400	$ 14,400	$ 14,400	$ 14,400	$ 14,400	$ 21,600	$ 180,000
Seasonalized Total Sales	**$ 98,160**	**$ 106,116**	**$ 110,492**	**$ 119,681**	**$ 129,789**	**$ 132,013**	**$ 136,381**	**$ 109,652**	**$ 112,330**	**$ 114,204**	**$ 132,013**	**$ 141,481**	$ 1,442,311

PROJECTED DIRECT COSTS YEAR 1

	June	July	August	September	October	November	December	January	February	March	April	May	TOTAL
Barrelage	59	61	62	64	67	67	68	62	62	63	67	88	790
Beer Production Labor Cost	$ 6,733	$ 6,733	$ 6,733	$ 6,733	$ 6,733	$ 6,733	$ 6,733	$ 6,733	$ 6,733	$ 6,733	$ 6,733	$ 6,733	$ 80,800
Materials Cost	3,582	3,940	4,137	4,550	5,005	5,106	5,208	4,137	4,219	4,304	5,106	5,208	54,500
Total Beer Cost	**$ 10,315**	**$ 10,673**	**$ 10,870**	**$ 11,284**	**$ 11,739**	**$ 11,839**	**$ 11,941**	**$ 10,870**	**$ 10,953**	**$ 11,037**	**$ 11,839**	**$ 11,941**	**$ 135,300**
Food Cost	$ 6,696	$ 7,366	$ 7,734	$ 8,507	$ 9,358	$ 9,545	$ 9,736	$ 7,734	$ 7,889	$ 8,046	$ 9,545	$ 9,736	101,892
Other Beer Cost	$ 240	$ 264	$ 277	$ 305	$ 335	$ 342	$ 349	$ 277	$ 283	$ 288	$ 342	$ 349	$ 3,652
Cocktail & wine Costs	$ 1,555	$ 1,711	$ 1,796	$ 1,976	$ 2,173	$ 2,217	$ 2,261	$ 1,796	$ 1,832	$ 1,869	$ 2,217	$ 2,261	$ 23,665
Total Direct Costs	**$ 18,806**	**$ 20,013**	**$ 20,677**	**$ 22,072**	**$ 23,606**	**$ 23,943**	**$ 24,287**	**$ 20,677**	**$ 20,956**	**$ 21,241**	**$ 23,943**	**$ 24,287**	**$ 264,510**
	80.84%	81.14%	81.29%	81.56%	81.81%	81.86%	82.19%	81.14%	81.34%	81.40%	81.86%	82.83%	

*These are forward-looking figures that cannot be guaranteed.

PROJECTED STAFFING YEAR 1	June	July	August	September	October	November	December	January	February	March	April	May	TOTAL	
Management														
Dave Riddile, General Manager	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 50,000	
Chris Elford	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 50,000	
Kitchen Manager	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 4,167	$ 50,000	
Total Management Wages	$ 12,500	$ 12,500	$ 12,500	$ 12,500	$ 12,500	$ 12,500	$ 12,500	$ 12,500	$ 12,500	$ 12,500	$ 12,500	$ 12,500	$ 150,000	
Front of House - Daytime (Tipped)														
Shift Hours	8	8	8	8	8	8	8	8	8	8	8	8		
Hourly Rate	$ 15.00	$ 15.00	$ 15.00	$ 15.00	$ 15.00	$ 15.00	$ 15.00	$ 15.75	$ 15.75	$ 15.75	$ 15.75	$ 15.75		*Numbers 15 for 2021, 15.75 for 2022
Bartender #1	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,822	$ 3,822	$ 3,822	$ 11,465	
Bartender #2	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Bartender #3	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Bartender #4	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Total Daytime Tipped Wages	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,822	$ 3,822	$ 3,822	$ 11,465	
Front of House - Food Runner/ Barback														
Shift Hours	0	0	0	8	8	8	8	8	8	8	8	8		
Hourly Rate	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 18.00	$ 18.00	$ 18.00	$ 18.00	$ 18.00		
Runner #1	$ -	$ -	$ -	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 4,368	$ 4,368	$ 4,368	$ 4,368	$ 4,368	$ 38,338	
Runner #2	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,368	$ 4,368	$ 4,368	$ 13,103	
Runner #3	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Runner #4	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Total Daytime Untipped Wages	$ -	$ -	$ -	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 4,368	$ 4,368	$ 8,735	$ 8,735	$ 8,735	$ 51,441	
Front of House - Evening (Tipped)														
Shift Hours	6	6	6	6	6	6	6	6	6	6	6	6		
Hourly Rate	$ 13.00	$ 13.00	$ 13.00	$ 13.00	$ 13.00	$ 13.00	$ 13.00	$ 13.00	$ 13.00	$ 13.00	$ 13.00	$ 13.00		
Bartender #1	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 28,390	
Bartender #2	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 2,366	$ 28,390	
Bartender #3	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,366	$ 2,366	$ 2,366	$ 7,097	
Bartender #4	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Total Evening Tipped Wages	$ 4,732	$ 4,732	$ 4,732	$ 4,732	$ 4,732	$ 4,732	$ 4,732	$ 4,732	$ 4,732	$ 7,097	$ 7,097	$ 7,097	$ 63,877	
Front of House - Evening (Tipped)														
Shift Hours	6	6	6	6	6	6	6	6	6	6	6	6		
Hourly Rate	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 18.00	$ 18.00	$ 18.00	$ 18.00	$ 18.00		
Runner #1	$ 3,094	$ 3,094	$ 3,094	$ 3,094	$ 3,094	$ 3,094	$ 3,094	$ 3,276	$ 3,276	$ 3,276	$ 3,276	$ 3,276	$ 38,035	
Runner #2	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,276	$ 3,276	$ 3,276	$ 9,827	
Runner #3	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Runner #4	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Total Evening Untipped Wages	$ 3,094	$ 3,094	$ 3,094	$ 3,094	$ 3,094	$ 3,094	$ 3,094	$ 3,276	$ 3,276	$ 6,551	$ 6,551	$ 6,551	$ 47,862	
Back of House - Day and Evening														
Shift Hours	8	8	8	8	8	8	8	8	8	8	8	8		
Hourly Rate	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 17.00	$ 18.00	$ 18.00	$ 18.00	$ 18.00	$ 18.00		
Cook #1	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 4,368	$ 4,368	$ 4,368	$ 4,368	$ 4,368	$ 50,713	
Cook #2	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 4,125	$ 4,368	$ 4,368	$ 4,368	$ 4,368	$ 4,368	$ 50,713	
Cook #3	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Cook #4	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	
Total Midday Wages	$ 8,250	$ 8,250	$ 8,250	$ 8,250	$ 8,250	$ 8,250	$ 8,250	$ 8,735	$ 8,735	$ 8,735	$ 8,735	$ 8,735	$ 101,427	
Total Wages	**$ 28,575**	**$ 28,575**	**$ 28,575**	**$ 32,700**	**$ 32,700**	**$ 32,700**	**$ 32,700**	**$ 33,610**	**$ 33,610**	**$ 47,441**	**$ 47,441**	**$ 47,441**	**$ 426,073**	
As % of Revenue (Exc. Mgmt)	*16%*	*15%*	*15%*	*17%*	*16%*	*15%*	*15%*	*19%*	*19%*	*31%*	*26%*	*25%*		

*These are forward-looking figures that cannot be guaranteed.

PROJECTED INCOME STATEMENT YEAR 1

INCOME	June	July	August	September	October	November	December	January	February	March	April	May	TOTAL	Average
Gross Sales	$ 98,160	$ 106,116	$ 110,492	$ 119,681	$ 129,789	$ 132,013	$ 136,381	$ 109,652	$ 112,330	$ 114,204	$ 132,013	$ 141,481	$ 1,442,311	$ 120,193
Cost of Goods Sold	$ 18,806	$ 20,013	$ 20,677	$ 22,072	$ 23,606	$ 23,943	$ 24,287	$ 20,677	$ 20,956	$ 21,241	$ 23,943	$ 24,287	$ 264,510	$ 22,042
GROSS PROFIT	**$ 79,354**	**$ 86,103**	**$ 89,814**	**$ 97,609**	**$ 106,183**	**$ 108,070**	**$ 112,094**	**$ 88,974**	**$ 91,373**	**$ 92,963**	**$ 108,070**	**$ 117,194**	**$ 1,177,802**	$ 98,150
EXPENSES	**June**	**July**	**August**	**September**	**October**	**November**	**December**	**January**	**February**	**March**	**April**	**May**	**TOTAL**	Average
Operating Expenses														
Credit Card Surcharges	$ 2,564	$ 2,772	$ 2,887	$ 3,127	$ 3,391	$ 3,449	$ 3,563	$ 2,865	$ 2,935	$ 2,984	$ 3,449	$ 3,696	$ 37,680	$ 3,140
Health Insurance	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 19,800	$ 1,650
Employees	$ 28,575	$ 28,575	$ 28,575	$ 32,700	$ 32,700	$ 32,700	$ 32,700	$ 33,610	$ 33,610	$ 47,441	$ 47,441	$ 47,441	$ 426,073	$ 35,506
Payroll Taxes	$ 2,186	$ 2,186	$ 2,186	$ 2,502	$ 2,502	$ 2,502	$ 2,502	$ 2,571	$ 2,571	$ 3,629	$ 3,629	$ 3,629	$ 32,595	$ 2,716
Payroll Service	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 9,600	$ 800
UI & Workmen's Comp	$ 1,000	$ 1,000	$ 1,000	$ 1,145	$ 1,145	$ 1,145	$ 1,145	$ 1,176	$ 1,176	$ 1,660	$ 1,660	$ 1,660	$ 14,913	$ 1,243
Professional Services														
Accountant	$ 500			$ 500				$ 1,600			$ 500		$ 3,100	$ 775
Bookkeeper	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 1,800	$ 150
Advertising & Promotion	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 18,000	$ 1,500
Rent	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 90,768	$ 7,564
Depreciation														
Leasehold Improvements	$ 2,496	$ 2,496	$ 2,496	$ 2,496	$ 2,496	$ 2,496	$ 2,496	$ 2,496	$ 2,496	$ 2,496	$ 2,496	$ 2,496	$ 29,950	$ 2,496
Furniture & Fixtures	$ 357	$ 357	$ 357	$ 357	$ 357	$ 357	$ 357	$ 357	$ 357	$ 357	$ 357	$ 357	$ 4,286	$ 357
Equipment	$ 6,588	$ 6,588	$ 6,588	$ 6,588	$ 6,588	$ 6,588	$ 6,588	$ 6,588	$ 6,588	$ 6,588	$ 6,588	$ 6,588	$ 79,052	$ 6,588
Repairs & Maintenance	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 7,200	$ 600
Insurance	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 9,000	$ 750
Telephone/Internet	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 3,000	$ 250
Utilities	$ 1,963	$ 2,122	$ 2,210	$ 2,394	$ 2,596	$ 2,640	$ 2,728	$ 2,193	$ 2,247	$ 2,284	$ 2,640	$ 2,830	$ 28,846	$ 2,404
Office Expenses and Supplies	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 7,200	$ 600
Travel	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 3,600	$ 300
Entertainment	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 6,000	$ 500
Total Operating Expenses	$ 60,894	$ 60,761	$ 60,963	$ 66,471	$ 66,438	$ 66,540	$ 66,742	$ 68,120	$ 66,644	$ 82,103	$ 83,425	$ 83,361	$ 832,462	$ 69,372
As % of Gross Sales	62%	57%	55%	56%	51%	50%	49%	62%	59%	72%	63%	59%	58%	58%
As % of Gross Profit	77%	71%	68%	68%	63%	62%	60%	77%	73%	88%	77%	71%	71%	71%
Financing Expenses														
Interest Payments														
TOTAL EXPENSES	$ 60,894	$ 60,761	$ 60,963	$ 66,471	$ 66,438	$ 66,540	$ 66,742	$ 68,120	$ 66,644	$ 82,103	$ 83,425	$ 83,361	$ 832,462	$ 69,372
As % of Gross Sales	62%	57%	55%	56%	51%	50%	49%	62%	59%	72%	63%	59%	58%	58%
As % of Gross Profit	77%	71%	68%	68%	63%	62%	60%	77%	73%	88%	77%	71%	71%	71%
INCOME TAXES	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	June	**July**	**August**	**September**	**October**	**November**	**December**	**January**	**February**	**March**	**April**	**May**	**TOTAL**	
NET PROFIT	$ 18,460	$ 25,342	$ 28,852	$ 31,138	$ 39,746	$ 41,529	$ 45,352	$ 20,854	$ 24,730	$ 10,860	$ 24,645	$ 33,832	$ 345,340	$ 28,778
As % of Gross Sales	19%	24%	26%	26%	31%	31%	33%	19%	22%	10%	19%	24%	24%	24%
As % of Gross Profit	23%	29%	32%	32%	37%	38%	40%	23%	27%	12%	23%	29%	29%	29%

*These are forward-looking figures that cannot be guaranteed.

PROJECTED CASH FLOW STATEMENT YEAR 1

	June	July	August	September	October	November	December	January	February	March	April	May	TOTAL
BEGINNING BALANCE	$ -	$ 69,930	$ 70,626	$ 71,391	$ 72,203	$ 73,187	$ 74,206	$ 75,302	$ 75,908	$ 76,591	$ 76,997	$ 77,679	
CASH RECEIPTS													
Operating Inflows													
Total Revenue	$ 98,160	$ 106,116	$ 110,492	$ 119,681	$ 129,789	$ 132,013	$ 136,381	$ 109,652	$ 112,330	$ 114,204	$ 132,013	$ 141,481	$ 1,442,311
Financing Inflows													
TI Loan (No longer needed)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Equity	$ 1,277,504	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,277,504
TI Allowance	$ 600,000	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 600,000
TOTAL CASH RECEIPTS	**$ 1,975,664**	**$ 106,116**	**$ 110,492**	**$ 119,681**	**$ 129,789**	**$ 132,013**	**$ 136,381**	**$ 109,652**	**$ 112,330**	**$ 114,204**	**$ 132,013**	**$ 141,481**	**$ 3,319,816**
CASH DISBURSEMENTS	**June**	**July**	**August**	**September**	**October**	**November**	**December**	**January**	**February**	**March**	**April**	**May**	**TOTAL**
Operating Expenses													
Cost of Sales	$ 18,806	$ 20,013	$ 20,677	$ 22,072	$ 23,606	$ 23,943	$ 24,287	$ 20,677	$ 20,956	$ 21,241	$ 23,943	$ 24,287	$ 264,510
Credit Card Surcharges	$ 2,564	$ 2,772	$ 2,887	$ 3,127	$ 3,391	$ 3,449	$ 3,563	$ 2,865	$ 2,935	$ 2,984	$ 3,449	$ 3,696	$ 37,680
Management Fees	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 1,650	$ 19,800
Gross Wages	$ 28,575	$ 28,575	$ 28,575	$ 32,700	$ 32,700	$ 32,700	$ 32,700	$ 33,610	$ 33,610	$ 47,441	$ 47,441	$ 47,441	$ 426,073
Payroll Taxes	$ 2,186	$ 2,186	$ 2,186	$ 2,502	$ 2,502	$ 2,502	$ 2,502	$ 2,571	$ 2,571	$ 3,629	$ 3,629	$ 3,629	$ 32,595
Payroll Service	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 9,600
UI & Workmen's Comp	$ 1,000	$ 1,000	$ 1,000	$ 1,145	$ 1,145	$ 1,145	$ 1,145	$ 1,176	$ 1,176	$ 1,660	$ 1,660	$ 1,660	$ 14,913
Professional Services													
Accountant	$ 500			$ 500				$ 1,600			$ 500		$ 3,100
Bookkeeper	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 150	$ 1,800
Advertising & Promotion	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 1,500	$ 18,000
Rent	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 7,564	$ 90,768
Repairs & Maintenance	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 7,200
Insurance	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 750	$ 9,000
Interest													$ -
Telephone/Internet	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 250	$ 3,000
Utilities	$ 1,963	$ 2,122	$ 2,210	$ 2,394	$ 2,596	$ 2,640	$ 2,728	$ 2,193	$ 2,247	$ 2,284	$ 2,640	$ 2,830	$ 28,846
Office Expenses and Supplies	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 600	$ 7,200
Travel	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 300	$ 3,600
Entertainment	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 500	$ 6,000
Total Operating Expenses	$ 70,259	$ 71,334	$ 72,199	$ 79,103	$ 80,603	$ 81,043	$ 81,588	$ 79,357	$ 78,159	$ 93,903	$ 97,927	$ 98,208	$ 983,684
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other Startup Costs	$ 1,808,132												$ 1,808,132
Income Taxes	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Distributions	$ 27,343	$ 34,087	$ 37,527	$ 39,767	$ 48,203	$ 49,951	$ 53,697	$ 29,689	$ 33,487	$ 19,895	$ 33,404	$ 42,408	$ 449,455
TOTAL CASH DISBURSEMENTS	**$ 1,905,734**	**$ 105,420**	**$ 109,726**	**$ 118,869**	**$ 128,805**	**$ 130,993**	**$ 135,285**	**$ 109,046**	**$ 111,646**	**$ 113,798**	**$ 131,331**	**$ 140,616**	**$ 3,241,271**
ENDING BALANCE	$ 69,930	$ 70,626	$ 71,391	$ 72,203	$ 73,187	$ 74,206	$ 75,302	$ 75,908	$ 76,591	$ 76,997	$ 77,679	$ 78,544	

*These are forward-looking figures that cannot be guaranteed.

5/31/22 BALANCE SHEET	
ASSETS	
Current Assets	
Cash	$ -
Inventory	$ 2,899
Total Current Assets	$ 2,899
Fixed Assets	
Utility Deposits & Prepaid Rent	$ 17,290
Leasehold Improvements	$ 449,244
Furniture & Fixtures	$ 30,000
Equipment	$ 395,262
Accumulated Depreciation	$ (113,288)
Total Fixed Assets	$ 778,508
Other Assets	
Startup Costs	$ 291,337
Total Other Assets	**$ 291,337**
TOTAL ASSETS	**$ 1,186,031**
LIABILITIES	
Current Liabilities	
Loans	$ -
Total Current Liabilities	**$ -**
Long-Term Liabilities	
Loans	$ -
Total Long-Term Liabilities	**$ -**
Net Equity	
Paid-In Capital	$1,277,504
Retained Earnings	$ (91,473)
Total Equity	**$ 1,186,031**
TOTAL LIABILITIES AND NET EQUITY	**$ 1,186,031**

*These are forward-looking figures that cannot be guaranteed.

PROJECTED SALES Y2-Y10	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
In-House Customers									
Customers per Day	151	197	216	238	250	257	265	273	281
Average Check	$ 34.42	$ 35.70	$ 37.01	$ 38.33	$ 39.68	$ 40.54	$ 41.43	$ 42.34	$ 43.28
Total In-House Sales	$ 1,873,558	$ 2,526,593	$ 2,880,845	$ 3,282,405	$ 3,567,530	$ 3,754,843	$ 3,952,252	$ 4,160,309	$ 4,379,597
Merchandise	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
Wholesale Kegs									
Customers per Month	25	25	25	25	25	25	25	25	25
Kegs per Customer	6	6	6	6	6	6	6	6	6
Price per Keg	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180	$ 180
Total Keg Sales	$ 324,000	$ 324,000	$ 324,000	$ 324,000	$ 324,000	$ 324,000	$ 324,000	$ 324,000	$ 324,000
Stabilized Total Sales	**$ 1,873,558**	**$ 2,526,593**	**$ 2,880,845**	**$ 3,282,405**	**$ 3,567,530**	**$ 3,754,843**	**$ 3,952,252**	**$ 4,160,309**	**$ 4,379,597**

PROJECTED DIRECT COSTS Y2-Y10	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Barrelage	1,367	1,506	1,567	1,634	1,671	1,694	1,717	1,742	1,767
Beer Production Labor Cost	$ 82,820	$ 84,891	$ 87,013	$ 89,188	$ 91,418	$ 93,703	$ 96,046	$ 98,447	$ 100,908
Materials Cost	$ 71,878	$ 95,796	$ 109,587	$ 125,296	$ 137,288	$ 144,533	$ 152,159	$ 160,185	$ 168,633
Total Beer Cost	**$ 154,698**	**$ 180,687**	**$ 196,600**	**$ 214,484**	**$ 228,706**	**$ 238,237**	**$ 248,205**	**$ 258,632**	**$ 269,541**
Merch cost	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000
Food Cost	$ 155,680	$ 207,443	$ 233,892	$ 263,713	$ 283,821	$ 299,644	$ 316,350	$ 333,986	$ 352,606
Other Beer Cost	$ 5,580	$ 7,435	$ 8,383	$ 9,452	$ 10,173	$ 10,740	$ 11,339	$ 11,971	$ 12,638
Cocktail Costs	$ 36,158	$ 48,180	$ 54,323	$ 61,250	$ 65,920	$ 69,595	$ 73,475	$ 77,571	$ 81,896
Total Direct Costs	**$ 377,115**	**$ 468,745**	**$ 518,198**	**$ 573,898**	**$ 613,620**	**$ 643,216**	**$ 674,368**	**$ 707,160**	**$ 741,681**
Gross Profit Margin	80%	81%	82%	83%	83%	83%	83%	83%	83%

*These are forward-looking figures that cannot be guaranteed.

PROJECTED STAFFING Y2-Y10	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Management									
Dave Riddile	$ 51,500	$ 53,045	$ 54,636	$ 56,275	$ 57,964	$ 59,703	$ 61,494	$ 63,339	$ 65,239
Chris Elford	$ 51,500	$ 53,045	$ 54,636	$ 56,275	$ 57,964	$ 59,703	$ 61,494	$ 63,339	$ 65,239
Kitchen Manager	$ 55,000	$ 56,650	$ 58,350	$ 60,100	$ 61,903	$ 63,760	$ 65,673	$ 67,643	$ 69,672
Total Management Wages	$ 158,000	$ 162,740	$ 167,622	$ 172,651	$ 177,830	$ 183,165	$ 188,660	$ 194,320	$ 200,150
Front of House - Daytime (Tipped)									
Hours	8	8	8	8	8	8	8	8	8
Hourly Rate	$ 15.00	$ 15.75	$ 16.50	$ 17.25	$ 17.25	$ 17.25	$ 17.25	$ 17.25	$ 17.25
Bartender #1	$ 43,677	$ 45,860	$ 48,044	$ 50,228	$ 50,228	$ 50,228	$ 50,228	$ 50,228	$ 50,228
Bartender #2	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Daytime Tipped Wages	$ 43,677	$ 45,860	$ 48,044	$ 50,228	$ 50,228	$ 50,228	$ 50,228	$ 50,228	$ 50,228
Front of House - Daytime (Untipped)									
Hours	6.5	6.5	6.5	6.5	6.5	6.5	6.5	6.5	6.5
Hourly Rate	$ 18.00	$ 18.54	$ 19.10	$ 19.67	$ 20.26	$ 20.87	$ 21.49	$ 22.14	$ 22.80
Runner #1	$ 42,585	$ 43,862	$ 45,178	$ 46,533	$ 47,929	$ 49,367	$ 50,848	$ 52,374	$ 53,945
Runner #2	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Runner #3	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Runner #4	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Runner #5	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Runner #6	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Runner #7	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Daytime Untipped Wages	$ 42,585	$ 43,862	$ 45,178	$ 46,533	$ 47,929	$ 49,367	$ 50,848	$ 52,374	$ 53,945
Front of House - Evening (Tipped)									
Hours	6	6	6	6	6	6	6	6	6
Hourly Rate	$ 15.00	$ 15.45	$ 15.91	$ 16.39	$ 16.88	$ 17.39	$ 17.91	$ 18.45	$ 19.00
Bartender #1	$ 32,757	$ 33,740	$ 34,752	$ 35,795	$ 36,869	$ 37,975	$ 39,114	$ 40,288	$ 41,496
Bartender #2	$ 32,757	$ 33,740	$ 34,752	$ 35,795	$ 36,869	$ 37,975	$ 39,114	$ 40,288	$ 41,496
Bartender #3	$ 32,757	$ 33,740	$ 34,752	$ 35,795	$ 36,869	$ 37,975	$ 39,114	$ 40,288	$ 41,496
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

*These are forward-looking figures that cannot be guaranteed.

PROJECTED STAFFING Y2-Y10	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Evening Tipped Wages	$ 98,272	$ 101,221	$ 104,257	$ 107,385	$ 110,606	$ 113,925	$ 117,342	$ 120,863	$ 124,489
Front of House - Evening (Tipped)									
Hours	6	6	6	6	6	6	6	6	6
Hourly Rate	$ 18.00	$ 18.54	$ 19.10	$ 19.67	$ 20.26	$ 20.87	$ 21.49	$ 22.14	$ 22.80
Runner #1	$ 39,309	$ 40,488	$ 41,703	$ 42,954	$ 44,243	$ 45,570	$ 46,937	$ 48,345	$ 49,795
Runner #2	$ 39,309	$ 40,488	$ 41,703	$ 42,954	$ 44,243	$ 45,570	$ 46,937	$ 48,345	$ 49,795
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Evening Untipped Wages	$ 78,618	$ 80,976	$ 83,406	$ 85,908	$ 88,485	$ 91,140	$ 93,874	$ 96,690	$ 99,591
Back of House - Evening									
Hours	8	8	8	8	8	8	8	8	8
Hourly Rate	$ 18.00	$ 18.54	$ 19.10	$ 19.67	$ 20.26	$ 20.87	$ 21.49	$ 22.14	$ 22.80
Cook #1	$ 52,412	$ 53,984	$ 55,604	$ 57,272	$ 58,990	$ 60,760	$ 62,583	$ 64,460	$ 66,394
Cook #2	$ 52,412	$ 53,984	$ 55,604	$ 57,272	$ 58,990	$ 60,760	$ 62,583	$ 64,460	$ 66,394
Cook #3	$ 52,412	$ 53,984	$ 55,604	$ 57,272	$ 58,990	$ 60,760	$ 62,583	$ 64,460	$ 66,394
Cook #4	$ -	$ 53,984	$ 55,604	$ 57,272	$ 58,990	$ 60,760	$ 62,583	$ 64,460	$ 66,394
Total BOH Evening Wages	$ 157,236	$ 215,937	$ 222,415	$ 229,088	$ 235,961	$ 243,039	$ 250,331	$ 257,840	$ 265,576
Total Wages	**$ 578,388**	**$ 650,597**	**$ 670,923**	**$ 691,793**	**$ 711,040**	**$ 730,865**	**$ 751,284**	**$ 772,315**	**$ 793,978**
As % of Revenue (Exc. Mgmt)	*22%*	*19%*	*17%*	*16%*	*15%*	*15%*	*14%*	*14%*	*14%*

*These are forward-looking figures that cannot be guaranteed.

PROJECTED INCOME STATEMENT Y2-Y10									
INCOME	**YEAR 2**	**YEAR 3**	**YEAR 4**	**YEAR 5**	**YEAR 6**	**YEAR 7**	**YEAR 8**	**YEAR 9**	**YEAR 10**
Gross Sales	$ 1,873,558	$ 2,526,593	$ 2,880,845	$ 3,282,405	$ 3,567,530	$ 3,754,843	$ 3,952,252	$ 4,160,309	$ 4,379,597
Cost of Goods Sold	$ 377,115	$ 468,745	$ 518,198	$ 573,898	$ 613,620	$ 643,216	$ 674,368	$ 707,160	$ 741,681
GROSS PROFIT	**$ 1,496,443**	**$ 2,057,847**	**$ 2,362,647**	**$ 2,708,507**	**$ 2,953,910**	**$ 3,111,628**	**$ 3,277,884**	**$ 3,453,149**	**$ 3,637,916**
EXPENSES	**YEAR 2**	**YEAR 3**	**YEAR 4**	**YEAR 5**	**YEAR 6**	**YEAR 7**	**YEAR 8**	**YEAR 9**	**YEAR 10**
Operating Expenses									
Credit Card Surcharges	$ 48,947	$ 66,007	$ 75,262	$ 85,753	$ 93,202	$ 98,095	$ 103,253	$ 108,688	$ 114,417
Heealth Insurance	$ 20,295	$ 20,802	$ 21,322	$ 21,855	$ 22,402	$ 22,962	$ 23,536	$ 24,124	$ 24,727
Employees	$ 578,388	$ 650,597	$ 670,923	$ 691,793	$ 711,040	$ 730,865	$ 751,284	$ 772,315	$ 793,978
Payroll Taxes	$ 44,247	$ 49,771	$ 51,326	$ 52,922	$ 54,395	$ 55,911	$ 57,473	$ 59,082	$ 60,739
Payroll Service	$ 12,470	$ 12,782	$ 13,102	$ 13,429	$ 13,765	$ 14,109	$ 14,462	$ 14,823	$ 15,194
UI & Workmen's Comp	$ 20,244	$ 22,771	$ 23,482	$ 24,213	$ 24,886	$ 25,580	$ 26,295	$ 27,031	$ 27,789
Professional Services									
Accountant	$ 4,027	$ 4,128	$ 4,231	$ 4,337	$ 4,445	$ 4,556	$ 4,670	$ 4,787	$ 4,906
Bookkeeper	$ 2,338	$ 2,397	$ 2,457	$ 2,518	$ 2,581	$ 2,645	$ 2,712	$ 2,779	$ 2,849
Advertising & Promotion	$ 18,450	$ 18,911	$ 19,384	$ 19,869	$ 20,365	$ 20,874	$ 21,396	$ 21,931	$ 22,480
Rent	$ 133,562	$ 137,569	$ 141,696	$ 145,947	$ 150,325	$ 154,835	$ 159,480	$ 164,265	$ 169,193
Depreciation									
Leasehold Improvements	$ 29,950	$ 29,950	$ 29,950	$ 29,950	$ 29,950	$ 29,950	$ 29,950	$ 29,950	$ 29,950
Furniture & Fixtures	$ 4,286	$ 4,286	$ 4,286	$ 4,286	$ 4,286	$ 4,286	$ -	$ -	$ -
Equipment	$ 79,052	$ 79,052	$ 79,052	$ 79,052	$ -	$ -	$ -	$ -	$ -
Repairs & Maintenance	$ 9,353	$ 9,587	$ 9,826	$ 10,072	$ 10,324	$ 10,582	$ 10,846	$ 11,118	$ 11,395
Insurance	$ 11,691	$ 11,983	$ 12,283	$ 12,590	$ 12,905	$ 13,227	$ 13,558	$ 13,897	$ 14,244
Telephone/Internet	$ 3,897	$ 3,994	$ 4,094	$ 4,197	$ 4,302	$ 4,409	$ 4,519	$ 4,632	$ 4,748
Utilities	$ 37,471	$ 50,532	$ 57,617	$ 65,648	$ 71,351	$ 75,097	$ 79,045	$ 83,206	$ 87,592
Office Expenses and Supplies	$ 9,353	$ 9,587	$ 9,826	$ 10,072	$ 10,324	$ 10,582	$ 10,846	$ 11,118	$ 11,395
Travel	$ 4,676	$ 4,793	$ 4,913	$ 5,036	$ 5,162	$ 5,291	$ 5,423	$ 5,559	$ 5,698
Entertainment	$ 7,794	$ 7,989	$ 8,189	$ 8,393	$ 8,603	$ 8,818	$ 9,039	$ 9,265	$ 9,496
Total Operating Expenses	$ 1,080,490	$ 1,197,487	$ 1,243,220	$ 1,291,931	$ 1,254,611	$ 1,292,675	$ 1,327,787	$ 1,368,570	$ 1,410,791
As % of Gross Sales	58%	47%	43%	39%	35%	34%	34%	33%	32%
As % of Gross Profit	72%	58%	53%	48%	42%	42%	41%	40%	39%
Financing Expenses									
(none)									
TOTAL EXPENSES	$ 1,080,490	$ 1,197,487	$ 1,243,220	$ 1,291,931	$ 1,254,611	$ 1,292,675	$ 1,327,787	$ 1,368,570	$ 1,410,791
As % of Gross Sales	58%	47%	43%	39%	35%	34%	34%	33%	32%
As % of Gross Profit	72%	58%	53%	48%	42%	42%	41%	40%	39%
INCOME TAXES	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	YEAR 2	**YEAR 3**	**YEAR 4**	**YEAR 5**	**YEAR 6**	**YEAR 7**	**YEAR 8**	**YEAR 9**	**YEAR 10**
NET PROFIT	$ 415,953	$ 860,360	$ 1,119,427	$ 1,416,576	$ 1,699,299	$ 1,818,953	$ 1,950,098	$ 2,084,580	$ 2,227,125
As % of Gross Sales	22%	34%	39%	43%	48%	48%	49%	50%	51%
As % of Gross Profit	28%	42%	47%	52%	58%	58%	59%	60%	61%

*These are forward-looking figures that cannot be guaranteed.

PROJECTED CASH FLOW STATEMENT Y2-Y10

	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
BEGINNING BALANCE	$ 78,544	$ 100,800	$ 132,255	$ 169,211	$ 212,437	$ 260,073	$ 310,446	$ 363,708	$ 420,022
CASH RECEIPTS									
Operating Inflows									
Total Revenue	$ 1,873,558	$ 2,526,593	$ 2,880,845	$ 3,282,405	$ 3,567,530	$ 3,754,843	$ 3,952,252	$ 4,160,309	$ 4,379,597
Financing Inflows									
Bank Loan	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Equity	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
TOTAL CASH RECEIPTS	**$ 1,873,558**	**$ 2,526,593**	**$ 2,880,845**	**$ 3,282,405**	**$ 3,567,530**	**$ 3,754,843**	**$ 3,952,252**	**$ 4,160,309**	**$ 4,379,597**
CASH DISBURSEMENTS	**YEAR 2**	**YEAR 3**	**YEAR 4**	**YEAR 5**	**YEAR 6**	**YEAR 7**	**YEAR 8**	**YEAR 9**	**YEAR 10**
Operating Expenses									
Cost of Sales	$ 377,115	$ 468,745	$ 518,198	$ 573,898	$ 613,620	$ 643,216	$ 674,368	$ 707,160	$ 741,681
Credit Card Surcharges	$ 48,947	$ 66,007	$ 75,262	$ 85,753	$ 93,202	$ 98,095	$ 103,253	$ 108,688	$ 114,417
Health Insurance	$ 20,295	$ 20,802	$ 21,322	$ 21,855	$ 22,402	$ 22,962	$ 23,536	$ 24,124	$ 24,727
Gross Wages	$ 578,388	$ 650,597	$ 670,923	$ 691,793	$ 711,040	$ 730,865	$ 751,284	$ 772,315	$ 793,978
Payroll Taxes	$ 44,247	$ 49,771	$ 51,326	$ 52,922	$ 54,395	$ 55,911	$ 57,473	$ 59,082	$ 60,739
Payroll Service	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800	$ 800
UI & Workmen's Comp	$ 20,244	$ 22,771	$ 23,482	$ 24,213	$ 24,886	$ 25,580	$ 26,295	$ 27,031	$ 27,789
Professional Services									
Accountant	$ 4,027	$ 4,128	$ 4,231	$ 4,337	$ 4,445	$ 4,556	$ 4,670	$ 4,787	$ 4,906
Bookkeeper	$ 2,338	$ 2,397	$ 2,457	$ 2,518	$ 2,581	$ 2,645	$ 2,712	$ 2,779	$ 2,849
Advertising & Promotion	$ 18,450	$ 18,911	$ 19,384	$ 19,869	$ 20,365	$ 20,874	$ 21,396	$ 21,931	$ 22,480
Rent	$ 133,562	$ 137,569	$ 141,696	$ 145,947	$ 150,325	$ 154,835	$ 159,480	$ 164,265	$ 169,193
Repairs & Maintenance	$ 9,353	$ 9,587	$ 9,826	$ 10,072	$ 10,324	$ 10,582	$ 10,846	$ 11,118	$ 11,395
Insurance	$ 11,691	$ 11,983	$ 12,283	$ 12,590	$ 12,905	$ 13,227	$ 13,558	$ 13,897	$ 14,244
Interest									
Telephone/Internet	$ 3,897	$ 3,994	$ 4,094	$ 4,197	$ 4,302	$ 4,409	$ 4,519	$ 4,632	$ 4,748
Utilities	$ 37,471	$ 50,532	$ 57,617	$ 65,648	$ 71,351	$ 75,097	$ 79,045	$ 83,206	$ 87,592
Office Expenses and Supplies	$ 9,353	$ 9,587	$ 9,826	$ 10,072	$ 10,324	$ 10,582	$ 10,846	$ 11,118	$ 11,395
Travel	$ 4,676	$ 4,793	$ 4,913	$ 5,036	$ 5,162	$ 5,291	$ 5,423	$ 5,559	$ 5,698
Entertainment	$ 7,794	$ 7,989	$ 8,189	$ 8,393	$ 8,603	$ 8,818	$ 9,039	$ 9,265	$ 9,496
Total Operating Expenses	$ 1,332,647	$ 1,540,963	$ 1,635,829	$ 1,739,913	$ 1,821,030	$ 1,888,346	$ 1,958,543	$ 2,031,757	$ 2,108,128
Distributions	$ 518,656	$ 954,175	$ 1,208,060	$ 1,499,266	$ 1,698,864	$ 1,816,125	$ 1,940,446	$ 2,072,239	$ 2,211,933
TOTAL CASH DISBURSEMENTS	**$ 1,851,303**	**$ 2,495,138**	**$ 2,843,889**	**$ 3,239,179**	**$ 3,519,894**	**$ 3,704,471**	**$ 3,898,990**	**$ 4,103,995**	**$ 4,320,061**
ENDING BALANCE	$ 100,800	$ 132,255	$ 169,211	$ 212,437	$ 260,073	$ 310,446	$ 363,708	$ 420,022	$ 479,558

*These are forward-looking figures that cannot be guaranteed.

BALANCE SHEET	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
ASSETS									
Current Assets									
Cash	$ 100,800	$ 132,255	$ 169,211	$ 212,437	$ 260,073	$ 310,446	$ 363,708	$ 420,022	$ 479,558
Inventory	$ 4,133	$ 5,137	$ 5,679	$ 6,289	$ 6,725	$ 7,049	$ 7,390	$ 7,750	$ 8,128
Total Current Assets	$ 104,932	$ 137,392	$ 174,889	$ 218,726	$ 266,797	$ 317,495	$ 371,099	$ 427,772	$ 487,686
Fixed Assets									
Utility Deposits & Prepaid Rent	$ 17,290	$ 17,290	$ 17,290	$ 17,290	$ 17,290	$ 17,290	$ 17,290	$ 17,290	$ 17,290
Leasehold Improvements	$ 449,244	$ 449,244	$ 449,244	$ 449,244	$ 449,244	$ 449,244	$ 449,244	$ 449,244	$ 449,244
Furniture & Fixtures	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000
Equipment	$ 395,262	$ 395,262	$ 395,262	$ 395,262	$ 395,262	$ 395,262	$ 395,262	$ 395,262	$ 395,262
Accumulated Depreciation	$ (226,575)	$ (339,863)	$ (453,150)	$ (566,438)	$ (600,673)	$ (634,909)	$ (664,858)	$ (694,808)	$ (724,757)
Total Fixed Assets	$ 665,220	$ 551,933	$ 438,645	$ 325,357	$ 291,122	$ 256,887	$ 226,937	$ 196,988	$ 167,038
Other Assets									
Startup Costs	$ 291,337	$ 291,337	$ 291,337	$ 291,337	$ 291,337	$ 291,337	$ 291,337	$ 291,337	$ 291,337
Total Other Assets	**$ 291,337**	**$ 291,337**	**$ 291,337**	**$ 291,337**	**$ 291,337**	**$ 291,337**	**$ 291,337**	**$ 291,337**	**$ 291,337**
TOTAL ASSETS	**$ 1,061,490**	**$ 980,661**	**$ 904,871**	**$ 835,421**	**$ 849,256**	**$ 865,718**	**$ 889,373**	**$ 916,097**	**$ 946,061**
LIABILITIES									
Current Liabilities									
	$ -	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	$ -	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Net Equity									
Paid-In Capital	$1,277,504	$1,277,504	$1,277,504	$1,277,504	$1,277,504	$1,277,504	$1,277,504	$1,277,504	$1,277,504
Retained Earnings	$ (216,015)	$ (296,843)	$ (372,633)	$ (442,083)	$ (428,248)	$ (411,786)	$ (388,131)	$ (361,408)	$ (331,444)
Total Equity	**$ 1,061,490**	**$ 980,661**	**$ 904,871**	**$ 835,421**	**$ 849,256**	**$ 865,718**	**$ 889,373**	**$ 916,097**	**$ 946,061**
TOTAL LIABILITIES AND NET EQUITY	**$ 1,061,490**	**$ 980,661**	**$ 904,871**	**$ 835,421**	**$ 849,256**	**$ 865,718**	**$ 889,373**	**$ 916,097**	**$ 946,061**

*These are forward-looking figures that cannot be guaranteed.